9/17

03032091

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Burns Philp & Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1565 FISCAL YEAR 6-30-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/17/03

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

03 SEP 17 AM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**PHILIP WEST - Special Counsel**
Date:	**16 September 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**100 pages (including cover sheet)**

ARLS
6-30-03

Burns Philp Financial Year 2003 Annual Report

We attach Current Information Report. Please note that the Burns, Philp & Company Limited Annual Report for the year ended 30 June 2003 which is attached to the Current Information Report is the same as that released to the Australian Stock Exchange on Friday, 12 September 2003.

Yours sincerely

PHILIP WEST
Special Counsel

Att.

Burns Philp

2003 Annual Report

BURNS, PHILP & COMPANY LIMITED

03 SEP 17 AM 7:21

BURNS, PHILP & COMPANY LIMITED
Level 23, 56 Pitt Street
Sydney NSW 2000 Australia
Telephone Number: + 61 2 9259 1111

CURRENT INFORMATION REPORT REGARDING ANNUAL REPORT FOR THE YEAR ENDED JUNE 30, 2003

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

12 September 2003

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Burns Philp Financial Year 2003 Annual Report

In accordance with Listing Rule 4.5, I enclose for lodgement a copy of the Burns Philp 2003 Annual Report (incorporating the Directors' Report and the Financial Report and Independent Audit Report dated 12 September 2003), as prepared for printing.

I note by such lodgement the company obtains relief from dual lodgement of financial statements granted by ASIC Practice Note 61.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

2003 | Annual Report

BURNS, PHILP & COMPANY LIMITED

Burns, Philp & Company Limited
ACN 000 000 359

Registered Office
Level 23
56 Pitt Street
Sydney NSW 2000
Australia
Telephone: (02) 9259 1111
Facsimile: (02) 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

Managing Director & Chief Executive Officer
Thomas J Degnan

Company Secretaries
Ms Helen Golding
Mr Philip West

Auditors
KPMG

Stock Exchange Listings
Ordinary Shares:
Australian Stock Exchange Limited, Sydney
(Home Exchange)
New Zealand Exchange Limited

CP Shares:
Australian Stock Exchange Limited, Sydney

New Zealand Capital Notes:
New Zealand Exchange Limited

Annual General Meeting
5 November 2003 at 10.30 am
Wesley Theatre
Lower Ground Floor
Wesley Conference Centre
220 Pitt Street
Sydney NSW 2000
Australia

Share Registry
Ordinary Shares and CP Shares:
ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000
(Locked Bag A14
Sydney South NSW 1235)
Australia
Telephone: (02) 8280 7127
Facsimile: (02) 9287 0303
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Location of other Registries
American Depositary Receipts:
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: +1 (781) 575 4328
US Domestic Toll Free: (800) 990 1135
Facsimile: +1 (781) 575 4088
Email: adr@jpmorgan.com

New Zealand Capital Notes:
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92-119
Auckland)
New Zealand
Telephone: +64 9 488 8700
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Contents

Chairman's Report

I am pleased to report another year of significant growth and improved performance at Burns Philp.

The Group's earnings showed a modest improvement, when measured on a consistent basis as against last year.

We completed significant restructuring initiatives, in particular, divesting the Terminals and Vinegar businesses, acquiring Fleischmann Latin America and Goodman Fielder Limited, refinancing our debt and raising new equity through the exercise of the 2003 Options.

The businesses acquired are consistent with our stated objectives to grow our core business. They all have strong brand and market positions. Typically our brands hold the number one or two positions in the markets where we operate. This coupled with our geographic diversity strengthens our ability to generate strong reliable cash flows.

Looking forward our intention is to continue to follow the same strategies, put simply, to focus on the continuous improvement of our existing businesses via cost reduction strategies, targeted capital investment, and capacity expansion in growing markets coupled with appropriate strategic acquisitions.

On behalf of the Directors and shareholders I thank all employees for their continuing dedication and hard work.

The Group's core businesses are performing well and this coupled with the improved balance sheet gives the board confidence in the Group's ability to continue to grow its business.

Alan McGregor AO
Chairman

Managing Director's Review of Operations

Burns, Philp & Company Limited ("Company") is an Australian based food company involved in the production and distribution of food ingredients and consumer branded food products. The year ending 30 June 2003 saw the Company complete a number of initiatives that led to a significant increase in the scale of the Group and the further enhancement of the Group's portfolio of food businesses.

In summary, these initiatives comprised:

- the completion of the acquisition from Kraft Foods and the integration of the Fleischmann yeast and bakery ingredients business in Latin America;
- the successful takeover of Goodman Fielder Limited, an Australian listed consumer branded foods company; and
- the completion of the previously announced sale of the terminals and bulk storage business in Australia and the industrial vinegar business in North America.

Whilst these strategic initiatives were being implemented, the operations of the Group continued to perform satisfactorily during the period and the integration of both Fleischmann in Latin America and Goodman Fielder is largely complete.

Financial Highlights

Year ended	30 June 2003 A$ million	30 June 2002 A$ million
Revenue from sale of goods and rendering of services	**1,887.2**	1,322.7
Adjusted EBITDA of continuing businesses at constant foreign currency exchange rates before individually significant items	**242.5**	235.1
Impact of changes in foreign currency exchange rates	–	30.4
Goodman Fielder	**84.0**	–
Terminals	**3.2**	14.1
Vinegar	**5.6**	14.9
Adjusted EBITDA[1]	**335.3**	294.5
Individually significant items		
Gain on sale of Terminals	**40.7**	–
Gain on sale of Vinegar	**10.9**	–
Gain on sale of South Yarra property	**6.6**	–
Unrealised foreign currency gain	**139.1**	–
Goodman Fielder restructuring costs	**(48.7)**	–
Fleischmann's Latin America restructuring costs	**(3.3)**	–
Deferred borrowing costs expensed	**(32.6)**	–
Provision for amounts due from Kmart USA	–	(10.1)
Provision for Oakland closure costs	–	(25.1)
Add back amortisation of prepaid slotting	**23.4**	32.5
EBITDA[1]	**471.4**	291.8
Depreciation	**(73.2)**	(60.6)
Amortisation of intangibles	**(35.1)**	(11.9)
Amortisation of prepaid slotting	**(23.4)**	(32.5)
EBIT	**339.7**	186.8
Net Interest	**(156.8)**	(65.9)
Income Tax		
Before recognition of individually significant items	**(13.0)**	(19.3)
Individually significant income tax benefit	**4.4**	47.9
Total income tax (expense)/benefit	**(8.6)**	28.6
Outside Equity Interests	**(4.3)**	(3.3)
Net profit attributable to Burns, Philp & Company Limited shareholders	**170.0**	146.2

(1) EBITDA represents net profit attributable to Burns, Philp & Company Limited shareholders before related income tax, net interest expense, depreciation and amortisation and outside equity interests. Adjusted EBITDA is EBITDA adjusted for individually significant items and amortisation of prepaid slotting allowance.

Managing Director's Review of Operations (continued)

The profitability of the existing businesses for the period was marginally ahead of the previous year on a constant exchange rate basis. The Group's earnings include part year contributions for Fleischmann Latin America and Goodman Fielder from their date of acquisition and the discontinued Vinegar and Terminals businesses until their disposal.

The reported Australian dollar earnings of the Group can be significantly influenced by movements in foreign currency exchange rates. Due to the Group's off-shore operations, movements in foreign exchange rates can have a material impact on the reported profit. This, of course, is non cash and simply reflects the "translation" of the profits earned in a foreign subsidiary into Australian dollars for reporting purposes.

By way of example, at the end of last financial year, 30 June 2002, the exchange rate between US$:A$ was 0.56. At the end of this financial year, 30 June 2003, it was at 0.667. Assuming steady earnings in our Group's US subsidiaries, US$1,000 of earnings for the year ended June 2002 would have translated to a reported profit of A$1,786. By contrast, that same US$1,000 worth of earnings for the year ended June 2003 would translate to a reported profit of A$1,500. No adverse change in the performance of the business, simply a relative strengthening in the Australian dollar resulting in a different translation rate.

The Group's balance sheet changed significantly during the period. Shareholders' funds increased from A$460 million to A$732 million. Factors contributing to this increase included the impact from foreign currency movements, retained earnings and additional equity of A$195.6 million received during the year from the exercise of options to subscribe for ordinary shares in Burns Philp. These were five year options issued in 1998 and 1999.

The Group's debt increased during the period. The existing senior indebtedness was repaid and new debt facilities were negotiated to provide long term debt capital for the acquisitions of Fleischmann and Goodman Fielder. During the year the Group also bought back all of the convertible debt bonds that were outstanding at 30 June 2002 and this totalled A$181.1 million.

During the period, the Group invested approximately A$80 million on capital expenditure, the majority of which was used to fund projects that will positively impact profit in future years.

The Group recognised a number of individually significant items during the period. These totalled A$112.7 million and included:

- A gain of A$40.7 million on the sale of the Australasian Terminals business;
- A gain of A$10.9 million on the sale of the North American industrial vinegar business;
- A gain of A$6.6 million on the sale of property in South Yarra, Australia, the site of a yeast plant closed at the end of the previous financial year;
- An expense of A$14.4 million relating to the write off of capitalized borrowing costs incurred as part of refinancing of the Group's senior indebtedness in 2001. The facility was for a period of five years but renegotiated early resulting in the write-off;
- An expense of A$18.2 million relating to borrowing costs incurred with bridge financing of the Goodman Fielder acquisition. As the facility has been repaid, the related costs cannot be amortised over the life of the loan;
- An unrealised foreign currency exchange rate gain of A$139.1 million. As a portion of the Group's US dollar denominated borrowings are not effectively hedging our US dollar assets, foreign exchange gains and losses must be recorded in our statements of financial performance;
- Restructuring costs of A$48.7 million relating to the acquisition of Goodman Fielder; and
- Restructuring costs of A$3.3 million relating to the acquisition of Fleischmann Latin America.

Group Operations

The Group operates globally and following the completion of the acquisition of Fleischmann in Latin America and Goodman Fielder, now employs approximately 15,000 people at 115 production facilities in 28 countries around the world. Set out below is a summary of the various operations and the countries in which they operate.

Yeast

Argentina	Tucuman
Australia	Sydney Toowoomba
Brazil	Bauru Jundiai
Canada	Calgary LaSalle
Chile	Valdivia
China	Harbin Hebei Meishan Yantai
Colombia	Palmira
Ecuador	Duran
England	Hull
Germany	Nurnberg
Ireland	Dublin
India	Calcutta Chiplun(a) Delhi Mumbai
Indonesia	Bandung Jakarta
Malaysia	Kuala Lumpur
New Zealand	Auckland
Pakistan	Lahore(a)
Peru	Callao
Philippines	Iligan
Portugal	Setubal
Spain	Cordoba
Turkey	Bandirma
Uruguay	Montevideo
USA	Memphis
Vietnam	La Nga

(a) under construction

Yeast Extracts

Germany	Hamburg
USA	Hutchinson

Bakery Ingredients

Argentina	Lanus
China	Panyu Shanghai
India	Pune
Malaysia	Kuala Lumpur
USA	Greenville

Herbs and Spices

India	Cochin
USA	Ankeny

Consumer Foods

Australia	Bunbury Mascot Murrarie Wahgunyah West Footscray
New Zealand	Auckland Palmerston North
Fiji	Laucala Beach Nausori (6) Suva (5)
Papua New Guinea	Lae (2) Port Moresby
New Caledonia	Noumea
Solomon Islands	Honiara (2)

Baking

Australia	Adelaide Ballarat Burleigh Heads Cairns Canberra Carina Clayton (2) Darwin Dubbo Geelong Greenacre Hobart Mackay Malaga Maroochydore Moorebank Rockhampton Tamworth Townsville Unanderra Wacal Wodonga
New Zealand	Auckland (3) Christchurch Dunedin Hamilton Napier Nelson Rotorua Taranaki Oamaru Palmerston North Wellington

Milling

New Zealand	Christchurch Mt Maunganui
Papua New Guinea	Lae (2) Port Moresby
New Caledonia	Bouloupari Noumea (2)
Solomon Islands	Honiara

Managing Director's Review of Operations (continued)

Business Segmentation

The pie charts below illustrate the contributions made by the Group's businesses for the year ended 30 June 2003 and the assets they employ.

Sales 2002/2003
(A$1,887 million)


Goodman Fielder NZ 9%
Other 6%
Yeast/Bakery 42%
Herbs & Spices 18%
Goodman Fielder Australia 25%

EBIT 2002/2003 [Excluding Corporate]
[Including Share of Net Profits of Associates but excluding Individually Significant Items]
(A$246 million)


Goodman Fielder NZ 7%
Goodman Fielder Australia 7%
Other 3%
Yeast/Bakery 59%
Herbs & Spices 24%

EBITDA 2002/2003 [Excluding Corporate]
[Including Share of Net Profits of Associates but excluding Individually Significant Items]
(A$352 million)


Other 4%
Yeast/Bakery 57%
Herbs & Spices 18%
Goodman Fielder Australia 13%
Goodman Fielder NZ 8%

Consolidated Total Assets as at 30 June 2003
(A$4,504 million)


Herbs & Spices 4%
Goodman Fielder Australia 43%
Goodman Fielder NZ 19%
Other 7%
Technical & Corporate 3%
Yeast/Bakery 24%

In addition, we have added a second 'Revenue' pie chart to illustrate, for comparative purposes, the sales of the Group for the 12 month period to 30 June 2003 if Fleischmann in Latin America and Goodman Fielder had been included on a full 12 month basis. This is not intended as a budget or forecast and is not necessarily indicative of the contribution to net profit those businesses would have made if owned for the whole year.

Combined ProForma Sales 2002/2003
(A$3,614 million)


Yeast/Bakery 22%
Herbs & Spices 10%
Other Burns Philp 1%
Goodman Fielder Australia 44%
Goodman Fielder NZ 16%
Other Goodman Fielder 7%

Operations Review

Yeast and Bakery Ingredients

A$million	30 June 2003	30 June 2002	% Change
Sales	**803.8**	822.9	(2.3%)
Trading EBITDA (before individually significant items)	**198.6**	222.3	(10.7%)
Trading EBITDA (after individually significant items)	**201.9**	197.2	2.4%
Trading EBIT (before individually significant items)	**146.4**	168.3	(13.0%)
Trading EBIT (after individually significant items)	**149.7**	143.2	4.5%
Total assets	**1,095.4**	1013.0	8.1%

Yeast and Bakery Sales 2002/2003
(A$804 million)


Asia Pacific 18%
North America 38%
Latin America 24%
Europe 20%

Yeast and Bakery EBIT 2002/2003
[Including Share of Net Profits of Associates but excluding Individually Significant Items]
(A$146 million)


Asia Pacific 21%
North America 50%
Latin America 8%
Europe 21%

Yeast and Bakery EBITDA 2002/2003
[Including Share of Net Profits of Associates but excluding Individually Significant Items]
(A$199 million)


Asia Pacific 20%
North America 45%
Latin America 13%
Europe 22%

Yeast and Bakery Consolidated Total Assets as at 30 June 2003
(A$1,095 million)


Asia Pacific 19%
North America 28%
Latin America 32%
Europe 21%

Managing Director's Review of Operations (continued)

Bakers' yeast is an essential ingredient, without substitute, used in the production of bread, a food staple consumed by millions of people around the world every day. Yeast is produced in fresh and dry forms. Fresh yeast is available as a liquid (cream) or as a solid (compressed, crumbled or block). Fresh yeast is more consistent and as such is the preferred product, particularly by large, automated bakers. However, fresh yeast has a limited life and its distribution is dependent upon adequate infrastructure (i.e. roads and refrigeration). Where infrastructure is limited, dry yeast is the preferred product. Burns Philp produces both fresh and dry yeast, with a predominance in fresh yeast.

The Group's yeast and bakery ingredients business has a significant position in the North American, Central and Latin American, and Asia Pacific markets. It has a lesser position in the European market and relatively little representation in the Middle Eastern and African region. Overall, the Group is the world's No. 2 producer of bakers' yeast.

North America

Fleischmann's yeast has approximately 36% of the North American industrial yeast market and 65% of the consumer yeast market.

During the course of the last three years we have rationalised our yeast plants from five down to three with the commensurate improvement in our operating efficiencies.

The profitability for the period under review was down marginally as a result of a slight reduction in volumes, but more importantly an increase in our promotional spend in our consumer yeast business as we moved to protect our market share.

The result in Australian dollar terms was adversely effected by the appreciation of the Australian dollar versus the United States dollar.

Looking forward, the North American industrial business will be subject to pricing pressure following the entry of a new competitor. Management have made progress on a number of cost reduction initiatives endeavouring to offset as much of the margin erosion as possible with savings both in manufacturing and overheads.

Notwithstanding the current environment, the business remains profitable and the North American market and our leadership position in that market, both with respect to industrial and consumer yeast, will be maintained as they are essential elements to our global yeast portfolio.

Europe

Our primary operations in Europe are in the United Kingdom, Ireland, Germany, Turkey, Portugal and Spain with distribution reach, by export, to a number of other markets. The businesses include the production of fresh yeast, dry yeast and yeast extracts.

Each of the operations performed satisfactorily during the period with the exception of Turkey, where competitive pressure had the effect of marginally reducing the overall profitability for the region. Subsequently, selling prices have increased in this market to a more normal level and as a result we have seen Turkey return to profitability.

Latin America

The acquisition of the Fleischmann Latin American business from Kraft Food Inc. fundamentally transformed our Group's position throughout this region. Previously we enjoyed a market leading position in Argentina, a No. 2 position in Brazil, Chile and Uruguay, with little elsewhere. Businesses in 12 countries were acquired as part of this acquisition.

The merging of Fleischmann with our existing South American businesses enhanced our position in Brazil and throughout the rest of the southern and central American countries. The integration of the operations acquired has progressed smoothly, with all credit due to the management and their teams in this region. We are now the No. 1 producer in this region.

Whilst the result for the period was down in Australian dollar terms, the local currency performance was satisfactory. The economic synergies from the acquisition of Fleischmann are being realised in accordance with the plan and the outlook for the region, both in an economic and strategic sense, accords with the expectations we developed around the acquisition of Fleischmann.

Asia Pacific

The region covers all of Asia Pacific and Australia and New Zealand. It comprises both mature markets and markets showing consistent growth. We have continued to invest heavily in the growth markets of China, and to a lesser degree in India, and as a result have kept pace with increased consumption and maintained our market position. This is reflected in the continuing steady improvement in earnings that we saw this year and that the Board believes will be sustained over time.

Tone Brothers, Inc. – Herbs and Spices

A$million	30 June 2003	30 June 2002	% Change
Sales	**348.4**	381.9	(8.8%)
Trading EBITDA (before individually significant items)	**64.8**	62.2	4.2%
Trading EBITDA (after individually significant items)	**64.8**	52.1	24.4%
Trading EBIT (before individually significant items)	**58.2**	54.7	6.4%
Trading EBIT (after individually significant items)	**58.2**	44.6	30.5%
Total assets	**177.0**	229.3	(22.8%)

Our herbs and spices business is involved in the processing and distribution of herbs and spices to the consumer and foodservice markets in the United States. We also sell cake decorations and dry sauce mixes. We primarily operate from a manufacturing site near Des Moines, Iowa. We also operate a pepper processing facility in India. During the year we sold our interest in a joint venture in Indonesia that processed cassia.

Earnings at Tone Brothers, Inc. (our North American herb and spice business) were up on last year. The increase was due to a slight increase in sales, as measured in local currency, and the results of continued efficiency improvements. An unusual expense of A$10.1 million recognised in the prior period did not recur this year. The gain was partially offset by the relative appreciation of the Australian dollar versus the United States dollar.

Goodman Fielder Limited

In December 2002, we acquired approximately 15% of the Australian listed company, Goodman Fielder Limited. On 3 January 2003, we announced a takeover offer for the balance of its shares. The takeover was successful and in March 2003 we gained control of the Goodman Fielder Group, completing the acquisition on 12 June 2003 at a cost of approximately A$2.0 billion. The acquisition of Goodman Fielder will have a significant effect on Burns Philp, increasing the scale of our Group both with respect to our consumer branded businesses and our industrial ingredients business and will further develop and diversify the Group's portfolio.

Goodman Fielder processes and markets bread, snack foods, breakfast cereals, edible oils, meal components and food ingredients. The Group enjoys a portfolio of icon brands and significant market shares, generally either No.1 or No.2 in each of its categories. Approximately two-thirds of its revenues (approximately A$2.4 billion per annum for the year to 30 June 2003) are derived from its Australian operations and 20% from its businesses in New Zealand. Other smaller businesses operate throughout the South Pacific region.

In the period from March to June year end, we completed a comprehensive review of Goodman Fielder. The primary initiatives implemented following this included:

- the rationalisation of corporate functions that were either duplicated or no longer required;
- the restructuring of the operating businesses with the intention of maintaining the benefits of shared back office functions whilst facilitating a more entrepreneurial culture to drive the sales and marketing, production and distribution functions of each business;
- certain changes to the leadership and management teams supporting these businesses, utilising the capable and energetic people within Goodman Fielder;
- the implementation of a set of projects intended to improve our operating efficiencies by lowering our cost to produce, improving our capacity utilisation, or in fact, increasing capacity in circumstances where demand exceeds supply; and
- implementation of a program to accelerate new product development in categories where there is clear potential to grow or to reinvigorate in categories that had become stagnant. The program will include the development of both product and market extension opportunities.

These initiatives will assist in improving our performance and developing our responsiveness to the needs and requirements of both our consumers and our retailer customers. This in turn will lead to the group maintaining and building on their leadership positions in their categories.

Looking forward, we are committed to Goodman Fielder maintaining and building on their brands and the leadership positions they enjoy in their various categories.

Managing Director's Review of Operations (continued)

Summary

Since 30 June 2002 we have:

- achieved a satisfactory earnings result;
- further developed our food ingredient and consumer branded businesses by acquiring Fleischmann Latin America and Goodman Fielder;
- completed the integration and undertaken significant restructuring in the newly acquired businesses to improve focus, operating efficiencies, and profitability;
- divested our non-core Australasian bulk liquid storage and North American industrial vinegar businesses;
- raised new debt and refinanced the Group's indebtedness with new longer term funding; and
- received new equity proceeds of approximately A$195 million from the exercise of outstanding options.

The Group's financial position and liquidity are strong. Its earnings and cash flows are stable and predictable as a result of both the "consistency in demand" for food product and the "business and geographic diversity" of the portfolio.

Finally, I wish to record my sincere appreciation to every individual within our Group who contributed to the results achieved this year, both within the operations and in the completion of the acquisitions of Fleischmann Latin America and Goodman Fielder.

Thomas J. Degnan

Thomas J Degnan
Managing Director
& Chief Executive Officer

Directors' Report

Your Directors present their report made in accordance with a resolution of the Directors with respect to the financial report of Burns, Philp & Company Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities (the Group), for the year ended 30 June 2003 and the audit report thereon.

Directors

The Directors of the Company in office and each of their qualifications, experience and special responsibilities at the date of this report are:

Name and Qualifications	Age	Experience and Special Responsibilities
Alan McGregor AO, MA(Hons), LLB	67	Chairman. Appointed to the Board on 3 March 1993 as a non-executive director. Member of the Audit Committee. Mr McGregor is Chairman of James Hardie Industries N.V. and Australian Wool Testing Authority Limited. He is a director of several unlisted companies and a board or committee member of numerous charitable and community related organisations.
Graeme Hart MBA	48	Deputy Chairman. Appointed to the Board on 22 September 1997 as a non-executive director. Member of the Audit Committee for the period to 10 September 2002. Mr Hart is the Managing Director and owner of Rank Group Limited, a private investment company, which indirectly is the Company's largest shareholder. Mr Hart is also a director of and, through Rank Group Limited, owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Prior to joining the Company, Mr Hart was Chairman of Whitcoulls Group Ltd, a New Zealand publicly listed stationery and book retail group operating in Australia and New Zealand.
Thomas Degnan BA	55	Appointed Chief Executive Officer on 1 September 1997 and Managing Director on 3 September 1997. Member of the Audit Committee for the period to 14 August 2002. Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer.
Mark Burrows BA, LLB, ASIA	59	Appointed to the Board on 21 October 1991 as a non-executive director. Chairman of the Audit Committee. An investment banker, Mr Burrows is currently Deputy Chairman of ING Holdings Limited (UK) and Brambles Industries Limited, and a director of John Fairfax Holdings Limited.
Fred Smith Cert Mech E, Bcomm	71	Appointed to the Board on 3 March 1993 as a non-executive director. Member of the Audit Committee. Mr Smith was previously Chairman of Stallion Technologies Pty Limited and Sastek Pty Limited, Deputy Chairman of Australian National Industries Limited and a director of GEA Process Technologies GmbH.
Bryce Murray CA, BMS	46	Appointed to the Board on 6 June 2003 as a non-executive director. Mr Murray is Chief Financial Officer of Rank Group Limited and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. From 1980, Mr Murray worked with Deloitte Touche Tohmatsu and became a partner in 1990. In 1992 he became the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart). Since 1996 Mr Murray has worked as Chief Financial Officer for Rank Group Limited.

Messrs McGregor, Hart, Degnan, Burrows and Smith have been in office for the whole of the reporting period. Mr Murray has been a Director since 6 June 2003.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of Audit Committee meetings attended by each of the Directors of the Company during the financial year were:

	Directors' Meetings (b)		Sub Committee Meetings (c)		Audit Committee Meetings (d)	
	No. held (a)	No. attended	No. held (a)	No. attended	No. held (a)	No. attended
A G McGregor	17	17	–	–	4	4
G R Hart	15	15	3	3	2	2
T J Degnan	17	17	3	3	1	1
M D I Burrows	17	16	–	–	4	4
F W Smith	17	16	–	–	4	4
B M Murray	–	–	–	–	–	–

(a) Reflects the maximum number of meetings each Director was eligible to attend. Mr Hart was not entitled to attend 2 meetings due to the nature of the matters being considered. No meetings were held in the financial period after Mr Murray's appointment.

(b) In addition to the meetings held, written resolutions of the Board of the Company were passed on 6 August 2002, 30 August 2002, 27 November 2002, 14 January 2003, 15 January 2003, 28 January 2003, 13 February 2003, 17 February 2003, 20 February 2003, 27 February 2003, 3 March 2003, 1 April 2003, 21 May 2003, 23 May 2003 and 2 June 2003.

(c) Pricing Committee meetings to approve certain terms of the 9.75% Senior Subordinated Notes, the 10.75% Senior Subordinated Notes and the 9.5% Senior Notes.

(d) On 18 December 1997 it was determined that the full Board of the Company would constitute the Audit Committee. On 14 August 2002 the Board of the Company resolved that only non executive directors would constitute the Audit Committee. Mr Degnan resigned as a member of the Audit Committee on 14 August 2002. At a meeting of Directors held on 10 September 2002, the Board determined that only independent non-executive directors be members of the Audit Committee. Accordingly, Mr Hart resigned as a member of the Audit Committee effective 10 September 2002.

In addition to the meetings held, a written resolution of the Audit Committee was passed on 6 December 2002.

Principal Activities

The principal activities of the Group during the financial year were the manufacture, marketing and distribution of food ingredients and consumer branded food products, including yeast, bakery ingredients, herbs and spices. Following the acquisition of Goodman Fielder Limited, the principal activities of the Group also include the manufacture, marketing and distribution of bread, snack foods, breakfast cereals, edible oils and meal components.

Review of Operations

The Managing Director's review of operations and the results of those operations for the financial year are set out on pages 3 to 10 of this Annual Report.

State of Affairs

The following significant changes in the state of affairs of the Group occurred during the financial year under review:

During the period, Burns Philp acquired all of the outstanding ordinary shares of Goodman Fielder Limited pursuant to an off-market takeover offer for all the issued shares of that company. The aggregate purchase price paid for all the shares of Goodman Fielder Limited was approximately A$2 billion. The results of the operations of Goodman Fielder Limited and its controlled entities were consolidated into the Burns Philp results from 19 March 2003, being the date effective control was gained over Goodman Fielder.

On 31 October 2002, Burns Philp completed the acquisition from Kraft Foods International Inc of its Fleischmann yeast and industrial bakery ingredients business in Latin America, for a total consideration of A$211.7 million.

During the period Burns Philp refinanced its existing senior debt in addition to raising additional debt to facilitate the acquisition of Fleischmann Latin America and Goodman Fielder Limited. Burns Philp's indebtedness as at 30 June 2003 is set out in Note 14 of the Financial Report.

Consolidated Result

The net consolidated result attributable to members of the Company for the financial year was a profit of A$170 million (2002: profit of A$146.2 million).

Events Subsequent to Balance Date

Except as set out below, no matter or circumstance has arisen since the end of the reporting period that has significantly affected, or may significantly affect, the Group's operations, the results of those operations, or its state of affairs in future financial years.

Since the end of the reporting period, 251,082,230 ordinary shares have been issued pursuant to the exercise of 251,082,230 options. Refer Note 16 of the Financial Report for further details.

Dividends

There have been no dividends paid, declared or recommended since the end of the previous financial year in respect of the ordinary shares. The Converting Preference Shares ("CP Shares") are entitled to receive, where there are profits available for payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30 per CP Share. Dividends are paid quarterly. Since the end of the previous financial year, the following interim dividends were paid to holders of the CP Shares:

Payment Date	Total Dividend	Amount per CP Share (cents)
1 July 2002	$4,423,953	0.55480
30 September 2002	$4,473,381	0.56100
31 December 2002	$4,522,018	0.56710
31 March 2003	$4,423,875	0.55480
30 June 2003	$4,473,252	0.56100

Likely Developments

Likely developments in the Group's operations in future financial years and the expected results of those operations are reported as appropriate (refer Managing Director's Review of Operations).

Environmental Regulation

Introduction

All of the Group's manufacturing operations are subject to the environmental laws of the particular countries in which they operate. The management of environmental risks and compliance with environmental laws is regarded as a key issue. The Company has locally based procedures to monitor and manage compliance with existing and new environmental regulations as they come into force.

The Directors are not aware of any significant breaches of environmental regulations during the financial year.

Environmental Improvements

During the financial year the Group continued its program of environmental improvement initiatives at its manufacturing locations worldwide. As in previous years, the main area of focus was in improving wastewater treatment facilities at its yeast manufacturing operations. In March 2003 the Group acquired control of Goodman Fielder Limited. Information regarding Goodman Fielder's performance during the financial period in relation to environmental regulation is set out below.

Environmental Performance – Australian Yeast Operations

All of the operations are subject to environmental regulation, mainly under state environmental laws. The areas of regulation applicable include air emissions, water and wastewater discharges, noise emissions, dangerous goods storage and handling, solid and liquid waste disposal and site contamination. Each of the manufacturing operations holds licences from state environmental agencies or local regulatory authorities with regard to at least one of these issues.

During the period under review compliance with the requirements of the relevant environmental laws was substantially achieved. There is an ongoing environmental issue with respect to our Camellia, Sydney, site (as specified below) where appropriate corrective and preventative actions are being taken to ensure compliance with relevant statutory and licence requirements.

With respect to the yeast manufacturing operation located in Sydney, the Company has entered into a voluntary remediation proposal with respect to soil and groundwater contamination at the site. The Company submitted a remediation proposal for the site on 18 November 2002. The Company is liaising with the NSW Environment Protection Authority with a view to entering into a Voluntary Remediation Agreement. It is not anticipated that the costs of remediation to be conducted on the site will exceed A$300,000.

Environmental Performance – International Yeast and Herbs and Spices Operations

Burns Philp's overseas operations are regulated by national or state environmental laws, which are administered by relevant regulatory authorities.

Compliance with regulatory requirements was substantially achieved across all operations. At some yeast manufacturing operations wastewater discharges do not meet local standards but action plans are in place to address those issues and there is an ongoing program of investment in improved wastewater treatment systems across the Group.

Goodman Fielder Operations

There were no prosecutions, fines or penalties issued in connection with any of Goodman Fielder's 90 manufacturing sites during the financial period.

Many of Goodman Fielder's sites are in areas where residential zoning and demographics have altered significantly over the years. This has led to sites liaising more with the local communities than in the past, on odour and noise issues in particular. Many sites, including sites at Mascot, Murarrie, Moorebank and Bunbury, have seen significant improvements in their odour and noise generation as a result of process and management improvements.

The West Footscray Meadow Lea site achieved ISO 14001 certification on its first audit by external accreditors. The certification was part of a strategy to provide ongoing improvements at the site in line with developing community attitudes.

During the financial year, over 2,300 tonnes of general waste generated by Goodman Fielder operations was diverted from landfill to recycling options. The Australia wide packaging light-weighting program saved over 650 tonnes of material that would normally proceed to landfill or recycling stations. The National Packaging Covenant Plans for both Burns Philp and Goodman Fielder have now been combined.

At a new chicken breeder farm in Fiji, Goodman Fielder devised and implemented a site Environmental Management System (EMS) to provide a framework for managing the site's potential odours and ensuring the storm water from the site does not pose a risk to the local communities with contamination by the plant. The local planning and environment departments approved the EMS.

The Goodman Fielder environmental and site risk management structure has not been altered since Burns Philp gained control of the Group.

Remuneration of Directors and Executives

Under Group policy the performance and remuneration of the Board and senior executives are reviewed annually. The Managing Director's remuneration is approved by the Board. The fees paid to non executive Board members are determined by the Board and are within the combined amount approved by the shareholders of the Company in General Meeting on 19 November 1993.

The maximum amount of fees payable to non executive Directors of Burns, Philp & Company Limited, in aggregate, is A$450,000 (exclusive of retirement payments). For the year to 30 June 2003 the basic fee paid to a non executive Director was A$60,000. An additional fee was paid to Mr M D Burrows for acting as Chair of the Audit Committee. The Chairman was paid three times the basic fee, ie A$180,000. Statutory superannuation contributions are paid to Directors in addition to their directors' fees. The Deputy Chairman, Mr G R Hart, and Mr B M Murray did not receive a director's fee for the financial period.

Executive remuneration and other terms of employment are reviewed annually by the Company having regard to performance during the year, relevant comparative information and independent expert advice. The broad policy is to ensure that remuneration packages properly reflect the nature of the individual's duties and responsibilities and are competitive enough to attract, retain and motivate people of the highest calibre.

Senior executives may receive a performance based incentive related to achievement of specific objectives set at the start of the year, including profit achievement and operational goals. Non executive Directors do not receive any performance based remuneration.

Details of the nature and amount of each element of the emoluments of each Director of Burns, Philp & Company Limited are as follows:

Directors	Base Emolument A$	Incentives A$	Non cash Benefits A$	Superannuation Contributions A$	Options Issued (a) A$	Retirement Benefits A$	Total Emoluments A$
Non executive							
M D I Burrows	65,000	–	–	5,850	–	–	70,850
G R Hart	–	–	–	–	–	–	–
A G McGregor	180,000	–	–	16,200	–	–	196,200
B M Murray	–	–	–	–	–	–	–
F W Smith	60,000	–	–	5,400	–	–	65,400
Executive							
T J Degnan (b)	1,676,856	978,166	127,766	24,279	–	–	2,807,067

(a) No options over unissued shares in the Company were granted to any Director or any officer of the Burns Philp Group as part of their remuneration during the reporting period. There are no unvested options held by any Director or officer.

(b) Remuneration is payable in US$ and for the purposes of disclosure has been converted to A$ at the prevailing exchange rates.

Burns, Philp & Company Limited is the holding company of the Burns Philp Group. Other than T J Degnan, whose emoluments are disclosed above, only four individuals qualify as "officers of Burns, Philp & Company Limited" for the purposes of the Corporations Act 2001. Details of the nature and amount of each element of the emoluments of each of the four most highly remunerated officers of Burns, Philp & Company Limited, of the five continuing officers of the Burns Philp Group, and the five non-continuing officers of the Burns Philp Group (all employees of Goodman Fielder Limited) receiving the highest emoluments are as follows:

Executive Officers (excluding Directors)	Base Emolument A$	Incentives A$	Non-Cash Benefits (c) A$	Superannuation Contributions A$	Options Issued (a) A$	Retirement Benefits A$	Total Emoluments A$
The Company							
A P Hugli	390,500	97,625	25,435	–	–	–	513,560
R P Meagher	270,000	175,000	6,231	30,000	–	–	481,231
H D Golding	246,104	75,000	47,695	30,000	–	–	398,799
G M Black	176,000	44,000	1,333	44,000	–	–	265,333
Consolidated – Continuing Employees							
S Martin (b)	768,559	768,559	34,744	15,441	–	–	1,587,303
J Lynch (b)	421,576	39,785	92,692	268,212	–	–	822,265
F Schoonyoung (b)	571,511	135,371	89,726	24,279	–	–	820,887
F Wall (b)	539,365	152,838	33,375	–	–	–	725,578
R Macpherson (b)	337,118	210,968	32,751	15,441	–	–	596,278

	Base Emolument A$	Incentives A$	Non-Cash Benefits A$	Superannuation Contributions A$	Options Issued A$	Termination Payments A$ (d)	Total Emoluments A$
Non-continuing Employees: Goodman Fielder Executives (for the period from 19 March 2003 to 30 June 2003)							
T Park	125,179	–	3,359	1,244	–	2,601,705	2,731,487
G Logan	99,163	–	2,548	2,536	–	1,423,890	1,528,137
S McDowell	93,896	–	–	5,663	–	1,283,479	1,383,038
M Sage	58,131	–	169	1,244	–	1,040,389	1,099,933
I Glasson	287,353	–	176	7,829	–	700,070	995,428

(a) No options over unissued shares in the Company were granted to any Director or any officer of the Burns Philp Group as part of their remuneration during the reporting period.There are no unvested options held by any Director or officer.

(b) Remuneration was paid in currencies other than A$ and for the purposes of disclosure it was converted at the average exchange rates during the period.

(c) This includes movements in accrued annual leave liabilities from the previous financial year.

(d) These amounts include payments of accrued leave entitlements.

Options Over Unissued Shares or Interests

In 1998 and 1999 the Company implemented an A$300 million recapitalisation plan which involved the issue of notes and options (2003 Options). Full details of the 2003 Options are set out in Note 16 of the financial statements. As at 30 June 2003 the number of 2003 Options on issue was 251,571,018. In accordance with their terms and conditions of issue, the 2003 Options expired on 14 August 2003, unless exercised prior to their expiration date. Since year end a total of 251,082,230 2003 Options were exercised prior to the expiration date resulting in the issuance of 251,082,230 ordinary shares. There are no 2003 Options on issue at 4 September 2003.

No employee options were on issue as at the date of this report (refer Note 16).

Directors' Holdings of Ordinary Shares and CP Shares

The number of ordinary shares and CP Shares in which each Director has a relevant interest as at the date of this report and which have been notified by the Directors to the ASX in accordance with Section 205G(i) of the Corporations Act 2001 is as follows:

	Ordinary Shares	CP Shares
A G McGregor	114,608	244,226
G R Hart	1,091,671,101	537,644,211
T J Degnan	3,391,050	619,122
M D I Burrows	5,843	–
F W Smith	13,723	5,779
B M Murray	–	–

Directors' Interests Under Contracts

Details of any benefits received by Directors of the Company are disclosed in Note 26 of the financial statements. These include reimbursement of salaries and expenses to Rank Group Limited of which Mr G R Hart is Managing Director and Mr B M Murray is the Chief Financial Officer.

Contracts under which a Director, or a firm in which a Director is a member, or a company in which a Director has a substantial financial interest, has received or become entitled to receive a benefit, are as follows:

1. A subsidiary of the Company, Burns Philp Inc., has entered into an Employment Agreement with Mr T J Degnan in relation to his appointment as Managing Director and President of Burns Philp Inc. The terms of the agreement are similar to those generally associated with such offices. All benefits paid and potentially payable with respect to the financial year to 30 June 2003 pursuant to the agreement have been disclosed on page 15 of this Directors' Report and in the financial statements.

   In accordance with the terms of his Employment Agreement, Mr Degnan will be entitled to a change of controlling shareholder payment in the form of a lump sum equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr G R Hart ceases to be the controlling shareholder of the Company on a fully diluted basis.

2. In July 1997 the Company entered into a Director's Access Deed with each of Messrs M D I Burrows, F W Smith, A G McGregor and 4 others who were Directors of the Company at that time (each a beneficiary) whereby the Company agreed to provide access to board papers and to use its best endeavours to take out and maintain directors' and officers' liability insurance in relation to the period during which the beneficiary was a Director of the Company, for a period of 7 years after the date of resignation of the beneficiary as Director. The Company agreed to pay premiums in respect of such insurance. Many of the Company's obligations as expressed in these Deeds are now provided by the Corporations Act 2001. Disclosure of the amount of the premium and of the liabilities covered is prohibited under the insurance contract.

3. Each of the Directors, other than Mr B M Murray, hold ordinary shares and CP Shares as detailed on page 16 of this report. The CP Shares have certain rights attached to them, as set out in the Statement of Terms of Issue of CP Shares approved by shareholders at an Extraordinary General Meeting of the Company held on 15 June 2001. Ordinary shares have the rights attached to them as set out in the Company's Constitution and in the Corporations Act 2001.

Indemnification and Insurance of Officers

Company's Constitution

The Company's Constitution permits the Directors to authorise the Company to indemnify certain officers of the Company or any of its related body corporates, to the extent permitted by law, for liability incurred as an officer provided that:

- the liability is not owed to the Company or a related body corporate; or
- the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and
- the liability does not arise out of conduct involving a lack of good faith.

The Company's constitution also permits the Directors to authorise the Company to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

Indemnities

1. By a Deed Poll dated 5 November 2001 the Company agreed to indemnify the then current Directors, secretaries and chief financial officer of the Company in the circumstances authorised by the Company's Constitution. The Company has also agreed to indemnify Mr B M Murray on the same terms as set out in the Deed Poll dated 5 November 2001, effective from the date of his appointment as a Director, 6 June 2003.

2. By a Deed Poll dated 18 December 1997 (as amended on 3 November 2000) the Company has agreed to indemnify each director and company secretary (Indemnified Party) from time to time of a subsidiary of the Company against any liability incurred on or after 15 April 1995 and prior to 13 March 2000 to any person (other than a subsidiary or a related body corporate of the Company) as a result of having served as a director, secretary or employee of a subsidiary. The indemnity:

   (a) does not apply to liability arising out of conduct involving lack of good faith, conduct known to be wrongful, or personal matters such as travel to and from work; and

   (b) extends to costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application in relation to such proceedings in which relief is granted under the Corporations Act 2001.

   In accordance with amendments made to the Corporations Act 2001, the Deed Poll was amended on 3 November 2000 so that, from 13 March 2000, the Company indemnified each Indemnified Party to the maximum extent provided by law in respect of a liability incurred on or after 13 March 2000 as a result of facts or circumstances relating to the Indemnified Party serving or having served as a director or secretary or employee of any subsidiaries of the Company.

   The Company also agreed for a period of 6 years after a person ceases to be a director or secretary of a subsidiary, to maintain directors' and officers' liability insurance, if available, on terms that require no materially greater cost to the Company than as at the date of the Deed. The Company agreed to pay premiums in respect of the insurance, except premiums in respect of insurance cover against liability arising out of breach of duty, or other liability in respect of which the Company is prohibited from paying premiums by law.

3. On 29 July 1997 the Company entered into a Deed of Release with Mr I D Clack (a former Director of the Company) under which the Company agreed among other things, to maintain or obtain directors' and officers' liability insurance for the benefit of Mr Clack at the current level of benefit for any liability arising out of his service as an employee and Director of the Company and any of its subsidiaries, partnerships or joint ventures.

   If the Company cannot effect insurance in the terms of the Deed, it has agreed to indemnify Mr Clack to the same extent as he was indemnified at the date of the Deed by existing directors' and officers' insurance. The Company's directors' and officers' liability insurance policy covers the period during which Mr Clack was an officer of the Company.

Directors' Report (continued)

4. By letter dated 8 August 1997 the Company agreed, to the extent permissible by law, to indemnify Mr I D Clack in respect of liabilities he may have incurred in the proper performance of his employment as an officer of the Company and to release him from any claims it might otherwise be able to make against him (except for misappropriation of Company property or lack of good faith) in respect of conduct undertaken by Mr Clack in the proper course of his employment and within the limits of his authority.

5. Under a number of Deeds of Indemnity dated 23 December 1993 a Group company indemnified the Directors of the Company as at that date (being Messrs W R M Irvine, D J Docherty, A G McGregor, M D I Burrows, F W Smith, I D Clack, J M Cowling and A Turnbull) and certain former senior Group executives for all liabilities arising from claims made by third parties under United States of America securities laws as a consequence of any action or statement made in relation to the Company's securities traded through the American Depositary Receipts system, except where the liability arises out of conduct involving a lack of good faith.

6. Under a number of Deeds dated 19 August 1993 the Company and certain Group companies indemnified Mr I D Clack and three senior Group executives for all claims made under United States of America securities laws by third parties as a consequence of any action in their capacity as directors of Nutrition 21, Inc. (formerly AMBI Inc., an associated company at 30 June 1997), except where the liability arises out of conduct involving a lack of good faith. All of the beneficiaries of the Deed have ceased to be directors of this company.

The Company has not been advised of any claims under any of the above indemnities.

Insurance

During the financial year the Company agreed to pay, and has paid, insurance premiums in respect of a directors' and officers' liability insurance contract. The officers covered by the insurance policy are:

- the current and former executive officers of the Company and the current and former directors, secretaries and executive officers of its subsidiaries;
- the current Directors of the Company, being Messrs A G McGregor, T J Degnan, G R Hart, M D I Burrows, F W Smith and B M Murray;
- the current secretary of the Company, Ms H D Golding, and the additional secretary, Mr P J P West; and
- the former Directors of the Company.

Disclosure of the amount of the premium and of the liabilities covered is prohibited under the insurance contract.

Rounding of Amounts

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report and in this Directors' Report have been rounded to the nearest tenth of a million dollars, unless otherwise shown.

This report has been made in accordance with a resolution of the Directors.

Thomas J. Degnan

Thomas J Degnan
Managing Director

Sydney, 12 September 2003

Corporate Governance Statement

The following are the main corporate governance practices in place throughout the financial period, unless otherwise stated:

Board of Directors and its Committees

The Board is responsible for the overall corporate governance of the Group, including its strategic direction and ensuring that there are appropriate corporate governance practices in place. This includes the setting of goals, monitoring performance and ensuring the Group's internal control and reporting procedures are adequate and effective.

Composition of the Board

The names of the Directors of the Company in office at the date of this statement are set out in the Directors' Report on page 11 of this report.

The Board is structured so that the majority vote is by individuals who are independent non-executive Directors. The Company's Constitution requires the retirement of Directors (other than the Managing Director) on a three year basis. Retiring Directors may offer themselves for re-election by the members.

Independent Professional Advice

All of the Directors may, in the furtherance of their duties, obtain independent professional advice at the Company's expense.

Audit Committee

The Board's Audit Committee was made up of all the Directors for the period from 18 December 1997 to 14 August 2002. On 14 August 2002 the Board resolved that only non-executive directors would constitute the Audit Committee. At a meeting of Directors held on 10 September 2002, the Board determined that it was appropriate that only independent non-executive directors be members of the Audit Committee. Meetings are attended from time to time, by invitation, by other Directors, the Chief Executive Officer, the Company Secretary, the Chief Financial Officer and the external auditor, KPMG. The business covered by the Audit Committee is governed by a charter approved by the Board.

The primary function of the Audit Committee is to provide advice to the Board in respect of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy; and
- internal control systems, management of business risks and the safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports; and
- overseeing the financial reports and the results of the external audits of these reports.

The external auditor is responsible for planning and carrying out a proper audit of the Group's annual financial reports and reviews of the Group's semi annual financial reports and other procedures.

The Audit Committee also reviews the appointment, performance and rotation of the external auditor and whether the non audit services provided by the external auditor are consistent with the external auditor's independence. All non audit services provided by KPMG require pre-approval by the Audit Committee.

The role of the Audit Committee is documented in a Charter, which was approved by the Board of Directors of the Company on 10 September 2002. All members of the Committee must be independent, non-executive directors. The Chairman of the Audit Committee may not be the Chairman of the Board of Directors. The Audit Committee conducts a review of its own processes and Charter annually to ensure that it has carried out its functions in an effective manner. It is proposed to update the Audit Committee Charter in line with recommendations recently made by the ASX Corporate Governance Council (refer page 20 of this report). The revised charter will be made available on the Company's website. The current Charter is available to shareholders on request.

External Auditor

The external auditor was appointed on 27 November 1984. The lead external audit engagement partner was last changed in June 2000.

The Audit Committee intends, in relation to the 2004 financial reporting period, to meet with the external auditor at least twice without management being present. The external auditor will also be provided with the opportunity, at its request, to meet with the Board of Directors without management being present.

Certification of Financial Reports

Both the Chief Executive Officer and the Chief Financial Officer have certified to the Board that the Financial Report for the year ended 30 June 2003 presents a true and fair view, in all material respects, of the financial condition of the Company and is in accordance with relevant accounting standards.

Executive Committees

These include a general management committee, which reviews strategy and business performance and a capital expenditure committee.

ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ('Best Practice Recommendations')

The ASX released the Best Practice Recommendations on 31 March 2003. Listed entities are required to include a corporate governance report in the annual report for the first financial year commencing after 1 January 2003, disclosing the extent to which they have followed the Best Practice Recommendations in the reporting period. There is no obligation to include this disclosure in this year's annual report, however companies are encouraged to make an early transition to the Best Practice Recommendations.

The Board has resolved to implement the Best Practice Recommendations, to the extent its practices do not currently conform with those recommendations. It is anticipated that the Best Practice Recommendations will be progressively implemented during the course of the year.

The Company currently complies with Listing Rule 12.7 with respect to audit committee composition, operation and responsibility.

Internal Control Framework

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place:

Financial Monitoring and Reporting

The Group has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Board. Management and the Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.

Risk Management

The Group has designed management functions, which include finance, legal, taxation, environmental and human resources that work closely with operational and executive management in identifying and managing business risk.

The Group has implemented globalised insurance arrangements with major international insurers which evaluate the economic balance between self retention of risks and risk transfer; the establishing, upgrading and monitoring of compliance with the Group's risk management standards; and the development of contingency plans to manage potential business interruptions.

Internal Controls

Management assumes the primary responsibility for internal controls and takes responsibility for their internal control environment. The Group has implemented a policy whereby each regional president and financial controller reports, on a quarterly basis, to the Chief Financial Officer and the Audit Committee on the operation and effectiveness of key internal controls. Any known deficiencies in internal controls are followed up and actioned by regional management.

Ethical Standards

All directors, managers and employees are expected to act with the utmost integrity so as to enhance the reputation for fair and reasonable conduct of the Group. The Group provides guidance to managers and employees through code of conduct policies.

Director Dealings in Company Securities

Company policy prohibits directors and senior management from dealing in Company securities:

- except during the one month period following the release of the Company's quarterly, half yearly or final results; or
- while in the possession of price sensitive information.

Directors must obtain the approval of the Chairman (or in the case of the Chairman, the Deputy Chairman) before they buy or sell securities of the Company.

In accordance with the provisions of the Corporations Act 2001 and the Listing Rules of the ASX, Directors advise the ASX of any transactions conducted by them in the securities of the Company.

Employee Share and Share Option Plans

The Group has in place employee and executive share plans and an incentive share option plan (full details of which are set out in Note 16 of the financial statements). No shares have been issued or loans made under the share plans nor any options issued under the incentive plan since 1997. The remaining options issued under the incentive plan were issued at an exercise price of $1.02 and expired on 1 October 2002. There is no present intention to make any further loans or issue any further options under such plans.

Equal Access to Material Information

The Company has a policy that all shareholders and investors have equal access to the Company's information and has procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. All information provided to the ASX is immediately posted to the Company's website. The Company Secretary is responsible for all communications with the ASX in relation to listing rule matters.

Shareholder Information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report follows:

Shareholdings

Substantial Shareholders

As at 8 September 2003 the following substantial shareholding had been advised to the Company:

	Ordinary Shares
Rank Group Ltd (a)	1,091,671,101

(a) *This includes holdings in the names of Millstreet Investments Ltd and Kintron Developments Ltd.*

Holders of each class of Equity Security

As at 4 September 2003 the distribution and number of holders of each class of equity security, together with holders holding less than a marketable parcel, were as follows:

	Ordinary Shares No of Holders	CP Shares No of Holders
(a) Distribution		
1 – 1,000	6,630	3,578
1,001 – 5,000	11,685	2,883
5,001 – 10,000	6,092	882
10,001 – 100,000	7,480	970
100,001 – and over	569	138
(b) Number of Holders of each class of equity security	32,456	8,451
(c) Holding less than a marketable parcel	4,313	2,794

See Note 16 of the financial statements for an explanation of terms used.

These numbers are the number of holders as shown on the relevant register. Beneficial holdings may differ.

Voting Rights

The voting rights attaching to the ordinary shares are set out in Article 56 of the Company's Constitution. In summary, that article provides that every member present or represented shall have one vote on a show of hands and upon a poll shall have one vote for each fully paid ordinary share held.

Holders of CP Shares have the right to attend but no right to vote at members' meetings.

Twenty largest Ordinary Shareholders at 4 September 2003*

	Number of Ordinary Shares Held	% of Ordinary Shares Held
Kintron Developments Ltd	977,497,474	48.11
Millstreet Investments Ltd	114,173,627	5.62
Westpac Custodian Nominees Ltd	98,579,499	4.85
J P Morgan Nominees Australia Ltd	66,193,385	3.26
National Nominees Ltd	54,375,097	2.68
Queensland Investment Corporation	25,033,913	1.23
Citicorp Nominees Pty Ltd	23,961,318	1.18
CSFB Fourth Nominees Pty Ltd	17,288,386	0.85
Goodman Equities Pty Ltd	15,101,800	0.74
Albert Street Nominees Ltd	15,036,600	0.74
ANZ Nominees Ltd	14,887,025	0.73
Permanent Trustee Australia Ltd (MMC0002 A/c)	14,024,910	0.69
AMP Life Ltd	11,697,568	0.58
RBC Global Services Australia Nominees Pty Ltd	9,552,775	0.47
Commonwealth Custodial Services Ltd	9,046,068	0.45
Cogent Nominees Pty Ltd	7,705,538	0.38
Woodross Nominees Pty Ltd	6,752,684	0.33
Permanent Trustee Australia Ltd (HUN0002 A/c)	6,174,162	0.30
UBS Private Clients Australia Nominees Pty Ltd	5,063,218	0.25
Government Superannuation Office	4,802,899	0.24
Total	1,496,947,946	73.67
Total issued ordinary shares at 4 September 2003	2,031,831,335	

* As shown on the register, beneficial holdings may differ.

At 4 September 2003 the Company had 32,456 ordinary shareholders of which the 20 largest holders held 1,496.9 million of the 2,031.8 million ordinary shares on issue. There are 28,210 ordinary shareholders with registered addresses in Australia, 3,832 in New Zealand and 414 registered elsewhere, mostly in the United Kingdom and the United States of America.

Shareholder Information (continued)

Twenty largest CP Shareholders at 4 September 2003*

	Number of CP Shares Held	% of CP Shares Held
Kintron Developments Ltd	507,615,601	63.67
National Nominees Ltd	41,672,481	5.23
Westpac Custodian Nominees Ltd	31,479,260	3.95
Millstreet Investments Ltd	30,028,610	3.77
J P Morgan Nominees Australia Ltd	21,080,107	2.64
Elise Nominees Pty Ltd	17,073,126	2.14
ANZ Nominees Ltd	16,187,974	2.03
Cullen Investments Ltd	12,398,514	1.56
RBC Global Services Australia Nominees Pty Ltd (DE A/c)	5,795,281	0.73
Invia Custodian Pty Ltd (Black A/c)	4,881,966	0.61
Queensland Investment Corporation	4,634,845	0.58
Woodross Nominees Pty Ltd	4,577,131	0.57
Invia Custodian Pty Ltd (WAM Equity Fund A/c)	4,061,832	0.51
Invia Custodian Pty Ltd (WAM Capital Ltd A/c)	2,959,124	0.37
Hanover Portfolio Ltd	2,457,676	0.31
Tower Trust (NSW) Ltd	1,854,304	0.23
Permanent Trustee Australia Ltd	1,738,978	0.22
Warbont Nominees Pty Ltd	1,678,816	0.21
Rect Funds Management Ltd	1,612,000	0.20
RBC Global Services Australia Nominees Pty Ltd (RA A/c)	1,602,731	0.20
Total	715,390,357	89.73
Total issued CP Shares at 4 September 2003	797,303,360	

* As shown on the register, beneficial holdings may differ.

At 4 September 2003 the Company had 8,451 CP shareholders of which the 20 largest holders held 715.4 million of the 797.3 million CP Shares on issue. There are 7,480 CP shareholders with registered addresses in Australia, 935 in New Zealand and 36 registered elsewhere.

Enquiries

Securityholders seeking information on their security holdings should contact the registrar, ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000, telephone (02) 8280 7127, international 61 2 8280 7127, facsimile (02) 9287 0303, international 61 2 9287 0303, email registrars@asxperpetual.com.au or via the registrar's website www.asxperpetual.com.au.

All enquiries must include your Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Your SRN or HIN is recorded on most documents forwarded to you including your holding statement, CHESS statement and proxy form.

Tax File Number Information

The Company is obliged to record Tax File Number or exemption details provided by Australian resident shareholders. While it is not compulsory to provide your Tax File Number or exemption details, the Company is obliged to deduct tax at the top marginal income tax rate plus Medicare levy from unfranked dividends paid to shareholders resident in Australia who have not supplied this information. For shareholders who have not provided this information, forms are available upon request from our registrar.

Change of Address

Please advise the registrar in writing if you have a new postal address.

American Depositary Receipts

In the United States, the Company's shares are traded on the over-the-counter market in the form of sponsored American Depositary Receipts (ADR). Each ADR represents six Burns Philp ordinary shares. Enquiries about ADRs should be made to the depository, JPMorgan Chase Bank.

Goodman Finance Limited Capital Notes

Goodman Finance Limited, a wholly-owned subsidiary of the Company incorporated in New Zealand, has issued NZ$212.5 million Capital Notes (New Zealand Capital Notes). Quotation and trading of the New Zealand Capital Notes on the New Zealand Exchange Limited commenced on 1 July 2003. Enquiries about the New Zealand Capital Notes should be made to the registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland (Private Bag 92-119), telephone +64 9 488 8700, facsimile +64 9 488 8787.

Burns Philp Communications

The annual report is the main source of information for shareholders. All announcements made to the ASX are available for viewing on the Company's website www.burnsphilp.com. You can subscribe via our registrar's website www.asxperpetual.com.au to receive email notification of the Company's major announcements.

Shareholders not wishing to receive annual reports should advise the share registry in writing or via our registrar's website.

Financial Report and Independent Audit Report

CONTENTS

Statements of Financial Performance

FOR THE YEAR ENDED 30 JUNE

		Consolidated			Burns, Philp & Company Limited	
A$ million	**Note**	**2003**	2002	2001	**2003**	2002
Revenue from sale of goods	2	**1,880.2**	1,292.8	1,326.0	–	–
Cost of goods sold		**(1,119.5)**	(730.5)	(784.5)	–	–
Gross profit		**760.7**	562.3	541.5	–	–
Revenue from rendering of services	2	**7.0**	29.9	30.7	–	–
Other revenues from ordinary activities	2	**27.5**	6.4	18.9	**6.6**	20.7
Other revenues from ordinary activities – individually significant items	2, 3(b)	**308.7**	–	–	–	–
Share of net profits of associates accounted for using the equity method	9	**11.1**	10.1	12.4	–	–
Selling, marketing and distribution expenses		**(378.4)**	(250.9)	(280.7)	–	–
General and administrative expenses:						
Individually significant items	3(b)	**(196.0)**	(35.2)	–	–	–
Other		**(200.9)**	(135.8)	(137.4)	**(13.0)**	(16.7)
Net borrowing costs:						
Borrowing costs	3(a)	**(174.8)**	(72.9)	(95.8)	**(0.5)**	(0.1)
Interest revenue	2	**18.0**	7.0	13.0	**22.0**	9.3
Profit from ordinary activities before related income tax (expense)/benefit	3	**182.9**	120.9	102.6	**15.1**	13.2
Income tax (expense)/benefit relating to ordinary activities	4	**(8.6)**	28.6	(12.1)	**6.2**	3.7
Profit from ordinary activities after related income tax (expense)/benefit		**174.3**	149.5	90.5	**21.3**	16.9
Profit attributable to outside equity interests	19	**(4.3)**	(3.3)	(2.0)	–	–
Net profit attributable to Burns, Philp & Company Limited shareholders	18	**170.0**	146.2	88.5	**21.3**	16.9
Non-owner transaction changes in equity						
Net exchange difference relating to self-sustaining foreign operations	17(a)	**(75.2)**	(177.0)	21.0	–	–
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits"	1(v)	**(0.3)**	–	–	–	–
Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity		**(75.5)**	(177.0)	21.0	–	–
Total changes in equity from non-owner related transactions attributable to Burns, Philp & Company Limited shareholders	20	**94.5**	(30.8)	109.5	**21.3**	16.9
Earning per share – basic (cents)						
Continuing operations	25	**9.0**	14.9	10.5		
Discontinued operations	25	**5.4**	2.4	3.1		
Basic earnings per share		**14.4**	17.3	13.6		
Earnings per share – diluted (cents)						
Continuing operations	25	**4.5**	5.5	4.6		
Discontinued operations	25	**2.3**	0.8	1.4		
Diluted earnings per share		**6.8**	6.3	6.0		

The attached notes form part of these financial statements.

Statements of Financial Position

AS AT 30 JUNE

		Consolidated			Burns, Philip & Company Limited	
A$ million	Note	2003	2002	2001	2003	2002
Current assets						
Cash assets	5	**180.5**	923.6	218.2	**0.7**	21.0
Receivables	6	**385.0**	160.4	229.9	**426.7**	254.3
Inventories	7	**314.5**	123.1	132.7	–	–
Other assets	8	**53.5**	27.9	32.9	**4.5**	–
Total current assets		**933.5**	1,235.0	613.7	**431.9**	275.3
Non current assets						
Receivables	6	**8.4**	1.8	4.9	–	–
Investments accounted for using the equity method	9	**53.6**	58.6	66.9	–	–
Other financial assets	10	**4.7**	6.7	7.6	**230.4**	132.9
Property, plant and equipment	11	**1,114.9**	577.2	704.1	**0.1**	0.1
Intangible assets	12	**2,265.3**	319.4	407.5	–	–
Deferred tax assets	4	**78.2**	66.2	5.5	–	–
Other assets	8	**145.5**	99.6	50.6	–	–
Total non current assets		**3,670.6**	1,129.5	1,247.1	**230.5**	133.0
Total assets		**4,604.1**	2,364.5	1,860.8	**662.4**	408.3
Current liabilities						
Payables	13	**499.7**	142.5	174.7	**67.4**	6.8
Interest bearing liabilities	14	**178.8**	205.8	282.8	–	–
Current tax liabilities	4	**29.0**	9.9	8.8	**0.1**	0.1
Provisions	15	**195.5**	38.5	44.3	**0.7**	6.2
Total current liabilities		**903.0**	396.7	510.6	**68.2**	13.1
Non current liabilities						
Payables	13	**6.2**	3.5	–	–	–
Interest bearing liabilities	14	**2,813.8**	1,449.7	1,028.9	–	–
Deferred tax liabilities	4	**22.4**	12.0	20.2	–	–
Provisions	15	**100.4**	23.1	23.2	**0.5**	0.5
Total non current liabilities		**2,942.8**	1,488.3	1,072.3	**0.5**	0.5
Total liabilities		**3,845.8**	1,885.0	1,582.9	**68.7**	13.6
Net assets		**758.3**	479.5	277.9	**593.7**	394.7
Equity						
Contributed equity	16	**1,063.9**	868.3	613.7	**1,063.9**	868.3
Reserves	17	**(234.4)**	(159.2)	17.8	**18.2**	18.2
Accumulated losses	18	**(96.7)**	(246.5)	(378.8)	**(488.4)**	(491.8)
Equity attributable to Burns, Philip & Company Limited shareholders		**732.8**	460.6	252.7	**593.7**	394.7
Outside equity interests	19	**25.5**	18.9	25.2	–	–
Total equity	20	**758.3**	479.5	277.9	**593.7**	394.7

The attached notes form part of these financial statements.

Statements of Cash Flows

FOR THE YEAR ENDED 30 JUNE

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
Cash flows from operating activities					
Cash receipts in the course of operations	**1,934.1**	1,404.2	1,409.6	**4.7**	4.7
Cash payments in the course of operations:					
Payments to suppliers and employees	**(1,562.2)**	(1,101.1)	(1,167.2)	**(19.7)**	(18.3)
Prepaid slotting allowances paid	**(10.5)**	(32.0)	(40.5)	–	–
Interest received	**17.0**	6.8	12.9	**22.0**	9.3
Borrowing costs paid	**(104.3)**	(63.5)	(95.1)	**(0.5)**	(0.1)
Dividends received from associates	**12.7**	15.3	8.6	–	–
Dividends received from controlled entities	–	–	–	**1.9**	16.0
Income taxes paid	**(54.2)**	(16.6)	(9.9)	**(0.3)**	(0.2)
Business restructuring costs	**(31.1)**	–	–	–	–
Net cash provided by operating activities(b)	**201.5**	213.1	118.4	**8.1**	11.4
Cash flows from investing activities(d)					
Payments for property, plant and equipment	**(80.2)**	(82.3)	(88.8)	**(0.1)**	–
Payments for other financial assets	–	(3.0)	–	–	–
Payments for businesses, net of cash acquired(c)					–
Goodman Fielder Limited	**(1,967.3)**	–	–	–	–
Fleischmann Latin America	**(191.5)**	(20.2)	–	–	–
Other	–	(2.3)	(11.9)	–	–
Equity contributed to a controlled entity	–	–	–	**(100.0)**	(2.0)
Proceeds from disposal of property, plant and equipment	**27.5**	2.3	2.3	–	–
Proceeds from disposal of other financial assets	**5.2**	–	–	–	–
Proceeds from disposal of businesses, net of cash disposed of(c)	**260.8**	0.7	8.9	–	–
Proceeds from liquidation of controlled entities	–	–	–	**2.6**	29.1
Other	**(1.2)**	(1.0)	(0.3)	–	–
Net cash (used in)/provided by investing activities	**(1,946.7)**	(105.8)	(89.8)	**(97.5)**	27.1
Cash flows from financing activities(d),(e)					
Proceeds from issue of ordinary shares on exercise of options	**195.6**	20.2	32.2	**195.6**	20.2
Proceeds from issue of CP Shares	–	104.0	–	–	104.0
Repayment of 7.5% Notes	–	(135.8)	–	–	–
Buy-back of convertible debt bonds	**(181.1)**	(2.6)	–	–	–
Repayment of other borrowings	**(2,696.4)**	(848.1)	(49.1)	–	(13.8)
Drawdown of other borrowings	**4,040.4**	1,520.3	–	–	–
Refinancing costs paid	**(75.4)**	(20.3)	–	–	–
Debt issue costs paid	**(31.4)**	(18.3)	–	–	–
Loans to controlled entities	–	–	–	**(104.4)**	(114.8)
Dividends paid – CP Shares	**(22.3)**	(11.5)	–	**(22.3)**	(11.5)
Dividends paid – Goodman Fielder shareholders	**(195.3)**	–	–	–	–
Dividends paid – outside equity interests	**(1.0)**	(1.1)	(1.4)	–	–
Other	**0.7**	0.6	0.8	–	–
Net cash provided by/(used in) financing activities	**1,033.8**	607.4	(17.5)	**68.9**	(15.9)
Net (decrease)/increase in cash held	**(711.4)**	714.7	11.1	**(20.5)**	22.6
Cash at beginning of year	**922.7**	216.0	187.5	**21.0**	(0.1)
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)	**(33.3)**	(8.0)	17.4	**0.2**	(1.5)
Cash at end of year(a)	**178.0**	922.7	216.0	**0.7**	21.0

The attached notes form part of these financial statements.

Statements of Cash Flows (continued)

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
(a) **Reconciliation of cash**					
Cash assets (refer note 5)	**180.5**	923.6	218.2	**0.7**	21.0
Bank overdrafts (refer note 14)	**(2.5)**	(0.9)	(2.2)	–	–
Cash as per statements of cash flows	**178.0**	922.7	216.0	**0.7**	21.0
(b) **Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax**					
Profit from ordinary activities after income tax	**174.3**	149.5	90.5	**21.3**	16.9
Add/(less)					
Depreciation and amortisation	**131.7**	105.0	100.7	**0.1**	0.1
Net expense from movements in provisions	**102.1**	49.7	16.9	**(0.5)**	3.4
Share of net profits of associates	**(11.1)**	(10.1)	(12.4)	–	–
Dividends received from associates	**12.7**	15.3	8.6	–	–
Net (profit)/loss on disposal of non current assets and businesses	**(62.9)**	2.0	(0.5)	–	–
Foreign currency (gains)/losses on borrowings	**(139.1)**	–	–	**(4.0)**	0.3
Deferred borrowing costs expensed	**41.4**	3.9	–	–	–
Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:					
Trade debtors	**47.0**	8.6	(12.2)	–	–
Inventories	**18.7**	(14.9)	5.2	–	–
Trade creditors	**(4.5)**	8.4	1.7	–	–
Prepaid slotting allowances	**(10.5)**	(32.0)	(40.5)	–	–
Provisions	**(91.7)**	(24.3)	(26.3)	**(0.5)**	(4.0)
Current and deferred tax provisions	**(38.6)**	(0.8)	1.7	**(6.5)**	(3.9)
Future income tax benefit	**(7.0)**	(44.4)	0.5	–	–
Other assets and liabilities, (net)	**39.0**	(2.8)	(15.5)	**(1.8)**	(1.4)
Net cash provided by operating activities	**201.5**	213.1	118.4	**8.1**	11.4

A$ million	Consolidated 2003 Acquisitions	2003 Disposals	2002 Acquisitions	2002 Disposals	2001 Acquisitions	2001 Disposals
(c) Acquisitions and disposals of businesses						
Consideration:						
Cash payment	**(2,164.5)**	–	(22.5)	–	(11.9)	–
Deposit paid – prior year	**(20.2)**	–	–	–	–	–
Amount payable	**(26.0)**	**(0.5)**	–	–	(2.5)	–
Cash proceeds*	–	**266.0**	–	0.7	–	8.9
Amount receivable	–	–	–	–	–	3.9
	(2,210.7)	**265.5**	(22.5)	0.7	(14.4)	12.8
Fair value of net assets acquired/disposed of:						
Property, plant and equipment	**(731.9)**	**134.6**	–	–	–	9.5
Goodwill	**(1,376.8)**	**26.9**	–	–	–	–
Identifiable intangible assets	**(691.2)**	**9.4**	–	–	(14.4)	–
Trade debtors	**(288.0)**	**28.0**	–	–	–	–
Inventories	**(262.1)**	**35.4**	–	–	–	1.3
Cash	**(8.4)**	**5.2**	–	–	–	–
Other current and non current assets	**(120.1)**	**3.1**	(20.2)	0.7	–	–
Trade creditors	**259.2**	**(6.9)**	–	–	–	–
Dividend payable – Goodman Fielder shareholders	**195.3**	–	–	–	–	–
Other payables	**75.9**	**(4.1)**	(2.3)	–	–	–
Bank overdraft	**2.7**	–	–	–	–	–
Other interest bearing liabilities	**351.4**	–	–	–	–	–
Current and deferred tax liabilities	**55.3**	**(6.2)**	–	–	–	–
Provisions	**318.4**	**(11.5)**	–	–	–	1.9
	(2,220.3)	**213.9**	(22.5)	0.7	(14.4)	12.7
Outside equity interests	**9.6**	–	–	–	–	–
Profit on disposal of businesses	–	**51.6**	–	–	–	0.1
	(2,210.7)	**265.5**	(22.5)	0.7	(14.4)	12.8
(Outflow)/inflow of cash:						
Cash (payment)/proceeds	**(2,164.5)**	**266.0**	(22.5)	0.7	(11.9)	8.9
Cash acquired/(disposed of)	**5.7**	**(5.2)**	–	–	–	–
	(2,158.8)	**260.8**	(22.5)	0.7	(11.9)	8.9

* *Current year proceeds of A$266.0 million include A$105.1 million received in respect of Goodman Fielder's US and Argentinian gelatin operations.* The sale of these operations had been recognised in the Goodman Fielder financial statements prior to Burns Philp acquiring control of Goodman Fielder on 19 March, 2003, but the proceeds were not received until after that date.

(d) **Non cash financing and investing activities**

There were no significant non cash financing and investing activities during the current year.

During the year ended 30 June 2002, A$260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer. Total consideration for the Notes Buy Back comprised cash of A$130.45 million and a A$130.45 million allotment of converting preference shares (CP Shares). A$5.3 million of the 7.5% Notes were also redeemed for cash during the year ended 30 June 2002.

In addition to the A$130.45 million allotment of CP Shares pursuant to the Notes Buy Back Offer, a renounceable rights issue of CP Shares during the year ended 30 June 2002 raised cash of A$104.0 million.

(e) **Financing facilities** – refer note 14(l).

Notes to the Financial Statements

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and result of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign Currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange ruling on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Other foreign exchange translation gains or losses arising on current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

(d) Goodwill

Goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortised on a straight line basis over the period of expected benefit, not exceeding 20 years. In the years ended 30 June 2003, 2002 and 2001, goodwill has been amortised at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed annually by the Directors.

(e) Identifiable Intangible Assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortised on a straight line basis over the period of expected benefit, not exceeding 40 years. In the years ended 30 June 2003, 2002 and 2001, identifiable intangible assets have been amortised at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed annually by the Directors.

(f) Research and Development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting fermentation technology and other technologies, is charged against the consolidated result in the year in which it is incurred.

(g) Property, Plant and Equipment

Depreciation is provided on plant and equipment generally on a straight line basis at annual rates varying between 3% and 33% (2002 – 3% and 33%; 2001 – 3% and 33%) so as to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings on a straight line basis at annual rates varying between 2% and 2.5% (2002 – 2%; 2001 – 2%) over their expected economic useful lives of 40 to 50 years. Leasehold properties and improvements are amortised over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2002 – 3% and 5%; 2001 – 3% and 5%) being 20 to 33 years.

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and amortisation, and recoverable amount.

(h) Investments

Associates

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other Investments

Other investments are carried at the lower of cost and recoverable amount.

(i) Recoverable Amount of Non Current Assets Valued on Cost Basis

The carrying amounts of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(j) Revenue Recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder Limited, the Group has reassessed the presentation of allowances deducted from gross sales revenue. As a consequence of this, certain payments which were previously recognised in marketing, selling and distribution expenses have been reclassified and deducted from sales revenue.

The impact of this reclassification is to reduce sales revenue and marketing, selling and distribution expenses by approximately A$74.2 million in the year ended 30 June 2003. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$68.9 million for the year ended 30 June 2002 and A$64.9 million for the year ended 30 June 2001. The impact on sales revenue as previously reported by business segment is set out below:

	Yeast North America		Herbs & Spices		Other	
A$ million	2002	2001	2002	2001	2002	2001
Sales revenue previously reported	360.8	353.4	439.5	438.9	118.1	125.0
Effect of reclassification	(11.1)	(12.7)	(57.6)	(51.5)	(0.2)	(0.7)
Adjusted sales revenue	349.7	340.7	381.9	387.4	117.9	124.3

Rendering of services

Revenue comprises revenue earned from provision of services to entities outside the consolidated entity. Revenue is recognised when the fee in respect of services provided is receivable.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Notes to the Financial Statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of non current assets

The gross proceeds of non current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognised by the Company when they are declared by the controlled entities.

Revenue from dividends from other investments are recognised when received.

(k) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than twelve months to get ready for their intended use or sale.

(l) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group, being the Company and all Australian resident wholly owned controlled entities within the consolidated entity, had not notified the Australian Taxation Office at the date of signing this report of the implementation date for the tax consolidation, the consolidated entity has applied UIG 39 "Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances." There was no impact on the Group's future income tax benefits as at 30 June 2003.

(m) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realisable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

(n) Prepaid Slotting Allowances

The consolidated entity has incurred costs (slotting allowances) in connection with shelf space contracts for certain of its herbs and spices food products. Time based contracts are amortised over the life of the contract, generally three to five years. Volume based contracts are amortised over the volume of purchases. Prepaid slotting allowances are not recorded in excess of their recoverable amount.

(o) Employee Entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees' services provided up to balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Superannuation plans

The Company and other controlled entities contribute to several defined benefit and defined contribution superannuation plans. Contributions are expensed as incurred.

In the event of an actuarially assessed deficit in a defined benefit plan, a provision is recognised to fully provide for the estimated plan deficit. No asset is recognised for any estimated plan surplus.

(p) Statements of Cash Flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

(q) Converting Financial Instruments

Converting financial instruments, such as converting preference shares, which must convert to ordinary shares are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in the fair value of the Company's ordinary shares with related distributions treated as dividends.

(r) Accounting for Acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the cost of acquisition over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining cost of acquisition is then allocated to goodwill.

(s) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition; and
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the lease rental payable.

The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Workers' compensation

Goodman Fielder Limited, a wholly owned subsidiary of the Group, is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Provisions have been made in respect of all Goodman Fielder employees in New South Wales and Victoria for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers' compensation cover for all remaining employees is insured commercially.

(t) Rounding Off

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

Notes to the Financial Statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(v) Changes in Accounting Policies

Foreign currency translation

The Group has applied the revised Australian Accounting Standard AASB1012 "Foreign Currency Translation" (issued in November 2000) for the first time from 1 July 2002.

The primary change in the revised AASB1012, as it applies to the Group, is the requirement that financial reports of self-sustaining foreign operations in hyperinflationary economies be adjusted for inflation before translation.

As a result of this change in accounting policy, the current year's profit from ordinary activities before and after tax decreased by A$2.2 million. There was no impact on opening accumulated losses at 1 July 2002.

Employee benefits

The Group has applied the revised Australian Accounting Standard AASB1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, not wage and salary rates current as of each reporting date.

As a result of this change in accounting policy, opening accumulated losses at 1 July 2002 increased by A$0.3 million. The change in accounting policy had no impact on the current year's consolidated profit.

Provisions, contingent liabilities and contingent assets

The Group has applied Australian Accounting Standard AASB1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002. AASB1044 codifies recognition, measurement and disclosure requirements for provisions, contingent liabilities and contingent assets. Specifically, a provision should only be recognised when a present obligation exists.

As a result of this change in accounting policy, there was no impact on opening accumulated losses at 1 July 2002 or the current year's consolidated profit.

	Consolidated			Burns, Philp & Company Limited	
A$ million	**2003**	2002	2001	**2003**	2002
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES					
Revenue from operating activities					
Sale of goods revenue	**1,880.2**	1,292.8	1,326.0	–	–
Rendering of services revenue	**7.0**	29.9	30.7	–	–
Total revenue from sale of goods and rendering of services	**1,887.2**	1,322.7	1,356.7	–	–
Other revenues from operating activities:					
Interest revenue from controlled entities	–	–	–	**21.6**	9.0
Interest revenue from other parties	**18.0**	7.0	13.0	**0.4**	0.3
Dividends received from controlled entities	–	–	–	**1.9**	16.0
Proceeds from disposal of non current assets and businesses	**23.5**	2.3	15.3	–	–
Other	**4.0**	4.1	3.6	**4.7**	4.7
Revenue from outside operating activities					
Individually significant proceeds from disposal of non current assets and businesses	**169.6**	–	–	–	–
Individually significant unrealised foreign currency gain	**139.1**	–	–	–	–
Total revenue from ordinary activities	**2,241.4**	1,336.1	1,388.6	**28.6**	30.0

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX					
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):					
Net gain/(loss) on disposal of property, plant and equipment*	**10.4**	(2.0)	0.4	**–**	–
Net gain on disposal of other financial assets	**0.9**	–	–	**–**	–
Net gain on disposal of businesses**	**51.6**	–	0.1	**–**	–
Net foreign exchange gain/(loss)***	**138.3**	(0.2)	(0.3)	**4.0**	(0.3)
Net bad and doubtful debts expense including movements in provision for doubtful debts	**(4.4)**	(9.3)	(4.1)	**–**	–
Operating lease rental expense	**(12.0)**	(7.5)	(9.1)	**(0.1)**	(0.2)
Research and development costs expensed	**(8.7)**	(5.8)	(7.0)	**–**	–
Carrying value of net assets and properties sold**	**(111.4)**	–	–	**–**	–
Deferred borrowing costs written off**	**(32.6)**	–	–	**–**	–
Provisions for restructuring of businesses**	**(52.0)**	(25.1)	–	**–**	–
Borrowing costs:					
7.5% Notes	**–**	(2.4)	(22.4)	**–**	–
Debt Bonds	**(1.8)**	(10.7)	(10.3)	**–**	–
Deferred borrowing costs amortised	**(8.8)**	(3.9)	–	**–**	–
Other parties	**(164.2)**	(55.9)	(63.1)	**(0.5)**	(0.1)
Total borrowing costs****	**(174.8)**	(72.9)	(95.8)	**(0.5)**	(0.1)
Depreciation and amortisation:					
Plant and equipment	**(67.0)**	(53.8)	(57.4)	**(0.1)**	(0.1)
Freehold properties	**(4.7)**	(4.8)	(5.6)	**–**	–
Leasehold properties	**(0.4)**	(0.2)	(0.1)	**–**	–
Leasehold improvements	**(1.1)**	(1.8)	(1.8)	**–**	–
Goodwill	**(21.8)**	(2.5)	(1.9)	**–**	–
Identifiable intangibles	**(13.3)**	(9.4)	(9.7)	**–**	–
Prepaid slotting allowances	**(23.4)**	(32.5)	(24.2)	**–**	–
Total depreciation and amortisation	**(131.7)**	(105.0)	(100.7)	**(0.1)**	(0.1)

* The net gain of A$10.4 million in the current year includes a gain of A$6.6 million on the sale of the South Yarra property which has been reported as an individually significant item (refer note 3(b)).

** These amounts have been included in individually significant items (refer note 3(b)).

*** The net gain of A$138.3 million in the current year includes an unrealised foreign currency gain of A$139.1 million on unhedged borrowings which has been reported as an individually significant item (refer note 3(b)).

**** Total borrowing costs of A$174.8 million in the current year do not include the A$139.1 million unrealised foreign currency gain on unhedged borrowings.

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)					
(b) Individually significant items					
Included in other revenue from ordinary activities	**308.7**	–	–	–	–
Included in general and administrative expenses from ordinary activities	**(196.0)**	(35.2)	–	–	–
	112.7	(35.2)	–	–	–
Consisting of:					
(i) Gain on sale of Australasian Terminals business					
Sale proceeds	**83.5**	–	–	–	–
Carrying amount of net assets sold	**(42.8)**	–	–	–	–
(ii) Gain on sale of North American Industrial Vinegar business					
Sale proceeds	**76.9**	–	–	–	–
Carrying amount of net assets sold	**(66.0)**	–	–	–	–
(iii) Gain on sale of South Yarra property			–	–	–
Sale proceeds	**9.2**	–	–	–	–
Carrying amount of property	**(2.6)**	–	–	–	–
(iv) Deferred borrowing costs written off			–	–	–
Former senior funding agreement	**(14.4)**	–	–	–	–
Acquisition bridge facility	**(18.2)**	–	–	–	–
(v) Unrealised foreign currency gain	**139.1**	–	–	–	–
(vi) Provisions for restructuring of new businesses	**(52.0)**	–	–	–	–
(vii) Provision for amounts due from Kmart USA	–	(10.1)	–	–	–
(viii) Provision for Oakland closure costs	–	(25.1)	–	–	–
	112.7	(35.2)	–	–	–

(i) On 7 August 2002, the Company announced that it had entered into an agreement to sell the Terminals business to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on 18 September 2002, resulting in a A$40.7 million gain.

(ii) On 23 August 2002, the Company announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on 8 October 2002, resulting in a A$10.9 million gain.

(iii) Following the closure of the South Yarra yeast manufacturing facility in Australia in July 2002, the South Yarra property was sold, resulting in a A$6.6 million gain.

(iv) As part of the acquisition of Goodman Fielder Limited (refer note 30 for further details), the Group's senior funding facility was refinanced. Consequently, deferred costs of A$14.4 million incurred in establishing the Group's previous senior funding facility were written off.

On 13 March 2003, the Group drew down the entire amount of an A$1.35 billion secured senior share acquisition bridge facility in order to, among other things, fund acceptances of the offer for Goodman Fielder shares and related expenses, refinance the Group's existing secured senior indebtedness and fund working capital requirements. On 4 April 2003, the Group repaid the A$1.35 billion secured senior share acquisition bridge facility in full. Following the repayment of this share acquisition bridge facility, the borrowing costs associated with the facility of A$18.2 million were expensed.

(v) As detailed in note 14, significant additional borrowing arrangements have been entered into to fund the acquisition of Goodman Fielder Limited. These borrowings have been drawn down mainly in US dollars and are not fully hedged. In accordance with accounting policy 1(c), an unrealised foreign currency gain of A$139.1 million has been included in the current year's consolidated profit.

(vi) Following the acquisition of Goodman Fielder Limited on 19 March 2003, the Group announced a number of restructuring programs arising from a review of Goodman Fielder's operations. These programs included, amongst other things, the closure of eight regional bakeries in Phase 1 of the Baking Manufacturing Review. As these programs were not announced at the time of our acquisition, the redundancy and other costs arising from these restructuring programs amounting to A$48.7 million have been expensed during the current year. In addition, restructuring costs of A$3.3 million have been incurred in respect of the Group's Fleischmann Latin America acquisition.

(vii) In December 2001, Kmart USA, a major customer of the herbs and spices business, announced it was seeking protection from its creditors under US bankruptcy laws. As a result, a provision of A$10.1 million, being the full amount outstanding from Kmart USA, was made as at 31 December 2001.

(viii) In March 2002, the Group announced the closure of its yeast plant in Oakland, California. As a result of this decision, the Group recorded an expense of A$25.1 million. This charge included A$3.2 million related to expected severance costs and costs to remediate the land and a non cash charge of A$21.9 million to record a write-down in the carrying value of the land, buildings and equipment to net realisable value.

	Consolidated			Burns, Philp & Company Limited	
A$'000	**2003**	2002	2001	**2003**	2002
(c) Auditors' remuneration					
Audit services					
Auditors of the Company – KPMG					
KPMG Australia					
Audit and review of financial reports*	**922.6**	336.5	321.0	**152.0**	110.0
Other regulatory audit services	**11.0**	11.0	11.0	**11.0**	11.0
Overseas KPMG firms					
Audit and review of financial reports*	**751.0**	547.1	644.3	–	–
Other regulatory audit services	**58.4**	73.9	113.1	–	–
Total KPMG	**1,743.0**	968.5	1,089.4	**163.0**	121.0
Other auditors					
Audit and review of financial reports	**147.7**	23.0	26.0	–	–
Total audit services	**1,890.7**	991.5	1,115.4	**163.0**	121.0
Other services					
Auditors of the Company – KPMG**					
KPMG Australia					
US GAAP assurance services***	**1,246.8**	659.5	–	–	–
Refinancing due diligence****	**1,340.6**	–	253.7	–	–
Other assurance services	**141.0**	149.2	149.0	**12.0**	15.0
Overseas KPMG firms					
US GAAP assurance services***	**546.0**	222.5	–	–	–
Other assurance services	**59.2**	262.8	74.3	–	–
Taxation	**436.0**	224.9	206.5	–	–
Total KPMG	**3,769.6**	1,518.9	683.5	**12.0**	15.0
Other auditors					
Other assurance services	**2.9**	–	–	–	–
Taxation	**5.5**	0.1	–	–	–
Total other services	**3,778.0**	1,519.0	683.5	**12.0**	15.0

* The 2003 fees include amounts paid in relation to the audit of Goodman Fielder Limited and its controlled entities.

** All non-audit (other services) provided by KPMG are pre-approved by the Audit Committee. As part of this approval process, the Audit Committee ensures the services do not impact KPMG's independence.

*** The 2003 fees for US GAAP assurance services represent amounts paid in relation to opinions provided on US GAAP financial information as part of raising the 10.75% Senior Subordinated Notes and the 9.5% Senior Notes. The 2002 fees include amounts paid in relation to the 9.75% Senior Subordinated Notes.

**** The 2003 fees represent amounts paid for due diligence reports required by the Group's financiers as a condition of raising additional funding.

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 4. INCOME TAX					
Income tax (expense)/benefit relating to ordinary activities					
Prima facie income tax (expense)/benefit calculated at 30% (2002 – 30% 2001 – 34%) on profit from ordinary activities	**(54.9)**	(36.2)	(34.9)	**(4.5)**	(4.0)
(Increase)/decrease in income tax (expense) due to:					
Utilisation of tax losses and timing differences not previously recognised	**44.3**	19.9	15.8	**11.2**	3.3
Non assessable gain on sale of Australasian Terminals business	**12.5**	–	–	–	–
Share of net profits of associates	**3.3**	3.0	4.2	–	–
Differences in overseas tax rates	**(8.3)**	(5.9)	(1.2)	–	–
Amortisation of intangible assets not deductible for tax	**(10.5)**	(3.6)	(3.9)	–	–
Rebateable dividends	–	–	–	–	4.8
Other permanent adjustments	**0.6**	3.5	7.9	**(0.5)**	(0.4)
Income tax (expense)/benefit relating to ordinary activities before individually significant income tax items	**(13.0)**	(19.3)	(12.1)	**6.2**	3.7
Individually significant income tax items:					
Income tax (expense) resulting from a subsidiary ownership restructuring	**(4.6)**	–	–	–	–
Recoupment of United States tax losses and timing differences not previously recognised(b)	**9.0**	47.9	–	–	–
Income tax (expense)/benefit relating to ordinary activities	**(8.6)**	28.6	(12.1)	**6.2**	3.7
Income tax (expense)/benefit is made up of:					
Current income tax (expense)	**(12.0)**	(15.0)	(9.9)	**(0.4)**	(0.3)
Deferred income tax benefit/(expense)	**3.4**	43.6	(2.2)	**6.6**	4.0
	(8.6)	28.6	(12.1)	**6.2**	3.7
Current tax liabilities					
Provision for current income tax	**29.0**	9.9	8.8	**0.1**	0.1
Deferred tax liabilities					
Provision for deferred income tax	**22.4**	12.0	20.2	–	–
Comprises the deferred liability at current income tax rates of the following items:					
Excess of taxation depreciation over accounting depreciation	**15.6**	9.7	12.4	–	–
Unrealised foreign currency gains	**47.9**	–	–	–	–
Tax losses carried forward	**(41.7)**	–	–	–	–
Other items	**0.6**	2.3	7.8	–	–
	22.4	12.0	20.2	–	–

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
Deferred tax assets					
Future income tax benefit	**78.2**	66.2	5.5	–	–
Comprises the future tax benefit at current income tax rates of the following items:					
Tax losses carried forward	**56.2**	63.6	2.3	–	–
Provisions	**15.0**	0.5	2.3	–	–
Other items	**7.0**	2.1	0.9	–	–
	78.2	66.2	5.5	–	–
Future income tax benefit not recognised(c)					
Tax losses	**200.5**	236.3	285.2	**5.1**	11.7
Timing differences	**95.8**	132.5	130.3	–	–
	296.3	368.8	415.5	**5.1**	11.7

(a) The Group had gross deferred tax assets of A$416.2 million (2002 – A$435.0 million; 2001 – A$421.0 million), a valuation allowance of A$296.3.0 million (2002 – A$368.8 million; 2001 – A$415.5 million), net deferred tax assets of A$78.2 million (2002 – A$66.2 million; 2001 – A$5.5 million), and gross deferred tax liabilities of A$64.1 million (2002 – A$12.0 million; 2001 – A$20.2 million). The net change in the valuation allowance for the Group for the year ended 30 June 2003 was a decrease of A$72.5 million (2002 – A$46.7 million decrease; 2001 – A$5.9 million decrease).

(b) The results for the years ended 30 June 2003 and 30 June 2002 include gains arising on the recognition of a deferred tax asset in relation to the US businesses of A$9.0 million and A$47.9 million, respectively.

The recent history of the Group's US businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. Furthermore, the US businesses are forecast to continue to remain profitable and generate future taxable profits.

Given the forecast profitability and the generation of taxable profits, the Directors are of the opinion that virtual certainty now exists in relation to the recoverability of a component of the unrecognised US future income tax benefit relating to tax loss carry forwards and that the recovery of certain timing differences is now assured beyond any reasonable doubt.

(c) The potential future income tax benefit arising from other tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realised if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realised and continue to comply with the conditions for deductibility imposed by the law.

(d) The adjusted dividend franking account balance in Burns, Philp & Company Limited at 30 June 2003 was Nil (2002 – Nil; 2001 – A$0.9 million).

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 5. CASH ASSETS					
Cash at bank and on hand	**91.4**	76.0	30.4	**0.7**	5.7
Short term deposits	**89.1**	832.3	187.8	–	–
Restricted deposit	–	15.3	–	–	15.3
Total cash assets	**180.5**	923.6	218.2	**0.7**	21.0

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 6. RECEIVABLES					
Current					
Trade debtors	**359.4**	156.3	226.5	–	–
Provision for doubtful debts(a)	**(10.3)**	(12.7)	(13.2)	–	–
	349.1	143.6	213.3	–	–
Secured receivables	**0.1**	0.4	0.4	**0.1**	0.4
Other receivables	**35.8**	16.4	16.2	**2.2**	2.4
Amounts receivable from controlled entities	–	–	–	**424.4**	251.5
Total current receivables	**385.0**	160.4	229.9	**426.7**	254.3
Non current					
Other receivables	**8.4**	1.8	4.9	–	–
(a) Movements in provision for doubtful debts were:					
Balance at beginning of year	**12.7**	13.2	11.4	–	–
Foreign currency fluctuations	**(0.9)**	(5.2)	1.5	–	–
Movement due to business disposals	**(0.4)**	–	–	–	–
Additions to provision	**3.6**	5.8	5.1	–	–
Bad debts written off against provision	**(4.7)**	(1.1)	(4.8)	–	–
Balance at end of year	**10.3**	12.7	13.2	–	–

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 7. INVENTORIES					
Current					
Finished goods(a)	**147.0**	64.7	74.4	–	–
Provision against finished goods(b)	**(1.4)**	(1.9)	(2.9)	–	–
Work in progress(a)	**23.1**	7.6	9.5	–	–
Provision against work in progress(b)	**(0.1)**	–	–	–	–
Raw materials(a)	**148.3**	55.2	52.5	–	–
Provision against raw materials(b)	**(2.4)**	(2.5)	(0.8)	–	–
Total inventories	**314.5**	123.1	132.7	–	–
(a) At cost					
(b) Movements in provision for inventory obsolescence were:					
Balance at beginning of year	**4.4**	3.7	6.1	–	–
Foreign currency fluctuations	**(0.4)**	(0.5)	1.2	–	–
Additions to provision	**0.9**	3.7	1.1	–	–
Inventories written off against provision	**(1.0)**	(2.5)	(4.7)	–	–
Balance at end of year	**3.9**	4.4	3.7	–	–

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 8. OTHER ASSETS					
Current					
Prepayments	**27.8**	10.6	14.6	**4.5**	–
Prepaid slotting allowances(a)	**10.2**	16.4	18.0	**–**	–
Properties held for sale	**14.7**	–	–	**–**	–
Deferred expenditure	**0.8**	0.9	0.3	**–**	–
Total current other assets	**53.5**	27.9	32.9	**4.5**	–
Non current					
Prepayments	**6.9**	5.6	6.5	**–**	–
Prepaid slotting allowances(a)	**20.3**	32.9	36.6	**–**	–
Business acquisition deposit	**–**	20.2	–	**–**	–
Deferred borrowing costs(b)	**113.9**	34.7	1.2	**–**	–
Deferred expenditure	**4.4**	6.2	6.3	**–**	–
Total non current other assets	**145.5**	99.6	50.6	**–**	–
(a) Cost	**160.1**	179.2	165.8	**–**	–
Accumulated amortisation	**(129.6)**	(129.9)	(111.2)	**–**	–
	30.5	49.3	54.6	**–**	–
(b) Cost	**122.7**	38.3	1.2	**–**	–
Accumulated amortisation	**(8.8)**	(3.6)	–	**–**	–
	113.9	34.7	1.2	**–**	–

A$ million	Consolidated 2003	2002	2001
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD			
Non current			
Associates	**53.6**	58.6	66.9

Details of investments in associates are as follows:

Name	Principal Activities	Balance Date	% Ownership Interest 2003	2002	2001
Levaduras Collico SA	Yeast Manufacture	30 June	**50.0**	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	30 June	**42.0**	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	30 June	**50.0**	50.0	50.0
Mauri Products Limited	Yeast Manufacture	15 September	**50.0**	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	30 June	**50.0**	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	30 June	**50.0**	50.0	50.0
Proofex Products Company	Yeast Manufacture	16 September	**30.0**	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	31 December	**49.0**	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	31 December	**49.0**	49.0	49.0
P.T. Natraco Spices Indonesia	Spices Processing	31 December	**–**	50.0	50.0
Gelec S.A.	Food Manufacture	30 June	**33.3**	–	–
Fresh Start Bakeries Australia Pty Ltd(a)	Buns Manufacture	30 June	**90.9**	–	–
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	31 December	**50.0**	–	–
Quingdao Xinghua Foodstuff & Cereal Oil Co Ltd	Food Manufacture	30 June	**30.0**	–	–

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	2002	2001
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)			
Results of associates			
Share of associates':			
Profit from ordinary activities before income tax expense	**15.2**	14.2	16.7
Income tax expense relating to profit from ordinary activities	**(4.1)**	(4.1)	(4.3)
Share of net profits of associates accounted for using the equity method	**11.1**	10.1	12.4
Share of post-acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at beginning of year	**2.3**	7.5	3.7
Share of retained profits of associates of Goodman Fielder Limited	**0.4**	–	–
Share of associates' net profits accounted for using the equity method	**11.1**	10.1	12.4
Dividends from associates	**(12.7)**	(15.3)	(8.6)
Share of associates' retained profits at end of year	**1.1**	2.3	7.5
Asset revaluation reserve			
Share of associates' asset revaluation reserves at beginning and end of year	**19.0**	19.0	19.0
Foreign currency translation reserve			
Share of associates' foreign currency translation reserves at beginning of year	**(24.5)**	(20.9)	(25.6)
Share of (decrement)/increment in associates' foreign currency translation reserves	**(7.5)**	(3.6)	4.7
Share of associates' foreign currency translation reserves at end of year	**(32.0)**	(24.5)	(20.9)
Other reserves			
Share of associates' other reserves at beginning and end of year	**18.9**	18.9	18.9
Movements in carrying amount of investments			
Carrying amount of investments in associates at beginning of year	**58.6**	66.9	58.1
Associates acquired with Goodman Fielder Limited	**4.6**	–	–
Share of net profits of associates	**11.1**	10.1	12.4
Dividends received from associates	**(12.7)**	(15.3)	(8.6)
Share of (decrement)/increment in associates' foreign currency translation reserves	**(7.5)**	(3.6)	4.7
Capital contributed to an associate	**0.2**	0.5	0.3
Return of capital by an associate	**(0.7)**	–	–
Carrying amount of investments in associates at end of year(b)	**53.6**	58.6	66.9

A$ million	Consolidated 2003	2002	2001
Summary performance and financial position of associates			
The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:			
Net profit – as reported by associates and equity adjusted(c)	**11.1**	10.1	12.4
Net assets			
Current assets	**29.5**	27.9	31.4
Non current assets	**54.9**	48.4	52.6
Total assets	**84.4**	76.3	84.0
Current liabilities	**18.9**	12.5	13.4
Non current liabilities	**11.9**	5.2	3.7
Total liabilities	**30.8**	17.7	17.1
Net assets – as reported by associates and equity adjusted(c)	**53.6**	58.6	66.9

(a) At 30 June 2003, the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited, but did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors and did not have control of the operating and financial decisions. Subsequent to year end, in accordance with the shareholder agreement, the Group's ownership interest has been reduced to 50%.

(b) No individual investment in an associate is material in amount.

(c) There were no adjustments arising from equity accounting.

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 10. OTHER FINANCIAL ASSETS					
Non current					
Shares in controlled entities(a)	–	–	–	**230.4**	132.9
Shares in other listed corporation(b)	**4.0**	4.0	7.6	–	–
Interest bearing deposits	**0.7**	2.7	–	–	–
Total non current other financial assets	**4.7**	6.7	7.6	**230.4**	132.9
(a) Shares in controlled entities:					
Cost	–	–	–	**259.6**	162.1
Provision for diminution in value	–	–	–	**(29.2)**	(29.2)
	–	–	–	**230.4**	132.9

(b) Written down to recoverable amount.

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 11. PROPERTY, PLANT AND EQUIPMENT					
Plant and equipment					
Cost	**1,014.8**	788.6	929.5	**1.4**	1.3
Accumulated depreciation	**(334.7)**	(427.8)	(479.9)	**(1.3)**	(1.2)
	680.1	360.8	449.6	**0.1**	0.1
Freehold properties(a)					
Cost	**414.9**	206.7	242.9	–	–
Accumulated depreciation	**(18.4)**	(24.3)	(23.3)	–	–
	396.5	182.4	219.6	–	–
Leasehold properties(a)					
Cost	**24.0**	8.0	5.9	–	–
Accumulated amortisation	**(1.5)**	(0.6)	(0.5)	–	–
	22.5	7.4	5.4	–	–
Leasehold improvements					
Cost	**21.1**	38.4	40.7	–	–
Accumulated amortisation	**(5.3)**	(11.8)	(11.2)	–	–
	15.8	26.6	29.5	–	–
Total property, plant and equipment	**1,114.9**	577.2	704.1	**0.1**	0.1
(a) The carrying amount of freehold and leasehold properties comprises:					
Goodman Fielder properties	**254.3**	–	–	–	–
Other Group properties	**164.7**	189.8	225.0	–	–
	419.0	189.8	225.0	–	–

The Goodman Fielder properties are included in the consolidated statement of financial position as at 30 June 2003 at their fair values at acquisition date, 19 March 2003, less depreciation and amortisation provided since that date.

Independent valuations, on an existing use basis of valuation, were obtained for all other Group properties at 30 June 2003. These valuations, which disclosed a surplus of A$33.1 million over the carrying amount of A$164.7 million, have not been recognised in the consolidated statement of financial position.

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
(b) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:					
Plant and equipment					
Carrying amount at beginning of year	**360.8**	449.6	391.2	**0.1**	0.2
Foreign currency fluctuations	**(27.9)**	(94.1)	42.9	–	–
Movement due to business acquisitions	**466.6**	–	–	–	–
Movement due to business disposals	**(114.4)**	–	–	–	–
Additions	**69.2**	76.1	79.8	**0.1**	–
Disposals	**(7.2)**	(17.5)	(8.5)	–	–
Depreciation	**(67.0)**	(53.8)	(57.4)	**(0.1)**	(0.1)
Reclassifications	–	0.5	1.6	–	–
Carrying amount at end of year	**680.1**	360.8	449.6	**0.1**	0.1
Freehold properties					
Carrying amount at beginning of year	**182.4**	219.6	197.8	–	–
Foreign currency fluctuations	**(16.8)**	(29.4)	23.7	–	–
Movement due to business acquisitions	**249.4**	–	–	–	–
Movement due to business disposals	**(13.2)**	–	–	–	–
Additions	**10.0**	3.0	5.7	–	–
Disposals	**(10.6)**	(2.8)	(2.0)	–	–
Depreciation	**(4.7)**	(4.8)	(5.6)	–	–
Reclassifications	–	(3.2)	–	–	–
Carrying amount at end of year	**396.5**	182.4	219.6	–	–
Leasehold properties					
Carrying amount at beginning of year	**7.4**	5.4	4.1	–	–
Foreign currency fluctuations	**(0.9)**	0.2	0.2	–	–
Movement due to business acquisitions	**15.9**	–	–	–	–
Movement due to business disposals	**(0.2)**	–	–	–	–
Additions	**0.7**	2.0	1.4	–	–
Amortisation	**(0.4)**	(0.2)	(0.1)	–	–
Reclassification	–	–	(0.2)	–	–
Carrying amount at end of year	**22.5**	7.4	5.4	–	–
Leasehold improvements					
Carrying amount at beginning of year	**26.6**	29.5	22.8	–	–
Foreign currency fluctuations	**(3.2)**	(2.2)	3.1	–	–
Movement due to business disposals	**(6.8)**	–	–	–	–
Additions	**0.3**	1.2	1.9	–	–
Disposals	–	(0.1)	–	–	–
Amortisation	**(1.1)**	(1.8)	(1.8)	–	–
Reclassifications	–	–	3.5	–	–
Carrying amount at end of year	**15.8**	26.6	29.5	–	–

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 12. INTANGIBLE ASSETS					
Identifiable intangible assets					
Cost	**969.3**	331.2	398.6	–	–
Accumulated amortisation	**(45.4)**	(34.3)	(29.6)	–	–
Total identifiable intangible assets	**923.9**	296.9	369.0	–	–
Purchased goodwill					
Cost(a)	**1,374.1**	36.1	54.3	–	–
Accumulated amortisation	**(32.7)**	(13.6)	(15.8)	–	–
Total purchased goodwill	**1,341.4**	22.5	38.5	–	–
Total intangible assets	**2,265.3**	319.4	407.5	–	–

(a) Written down to recoverable amount where appropriate.

NOTE 13. PAYABLES					
Current					
Trade creditors	**312.3**	68.0	86.0	–	–
Other creditors and accruals	**187.4**	74.5	88.7	**5.4**	3.1
Owing to controlled entities	–	–	–	**62.0**	3.7
Total current payables	**499.7**	142.5	174.7	**67.4**	6.8
Non current					
Other creditors	**6.2**	3.5	–	–	–

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 14. INTEREST BEARING LIABILITIES					
Current					
Secured					
Senior indebtedness					
Term loan facilities(d)	**94.0**	–	–	–	–
Revolving loan facility(d)	**60.0**	–	–	–	–
Other	–	17.8	19.7	–	–
Bank overdrafts(e)	**1.1**	0.9	2.2	–	–
7.5% Notes	–	–	260.9	–	–
Other indebtedness(e)	**10.4**	12.3	–	–	–
Unsecured					
Bank overdrafts(e)	**1.4**	–	–	–	–
Convertible debt bonds(j)	–	174.8	–	–	–
Other indebtedness(e)	**11.9**	–	–	–	–
Total current interest bearing liabilities(b)(c)	**178.8**	205.8	282.8	–	–
Non current					
Secured					
Senior indebtedness					
Term loan facilities(d)	**1,572.1**	–	–	–	–
Other	–	738.7	816.7	–	–
7.5% Notes	–	–	5.3	–	–
Other indebtedness(e)	–	–	9.5	–	–
Unsecured					
9.5% Senior Notes due 2010(h)	**149.9**	–	–	–	–
10.75% Senior Subordinated Notes due 2011(a)(g)	**299.6**	–	–	–	–
9.75% Senior Subordinated Notes due 2012(f)	**599.8**	711.0	–	–	–
New Zealand Subordinated Capital Notes(i)	**185.7**	–	–	–	–
Convertible debt bonds	–	–	197.4	–	–
Other indebtedness(e)	**6.7**	–	–	–	–
Total non current interest bearing liabilities(b)(c)	**2,813.8**	1,449.7	1,028.9	–	–
(a) Notes payable	**314.9**	–	–	–	–
Unamortised discount	**(15.3)**	–	–	–	–
	299.6	–	–	–	–
(b) Interest bearing liabilities by currency:					
United States dollars	**1,458.2**	1,526.7	828.8	–	–
Australian dollars	**1,238.9**	–	402.3	–	–
New Zealand dollars	**199.0**	14.3	13.6	–	–
Canadian dollars	**40.4**	42.3	34.9	–	–
Euro	**38.3**	66.0	–	–	–
Others	**17.8**	6.2	32.1	–	–
Total interest bearing liabilities	**2,992.6**	1,655.5	1,311.7	–	–

Notes to the Financial Statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)

(c) Consolidated interest bearing liabilities by maturity at 30 June:

A$ million	Senior Indebtedness Floating	2010 Notes Fixed	2011 Notes Fixed	2012 Notes Fixed	NZ Capital Notes Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Other Indebtedness Fixed	Total
2003									
1 year or less	**154.0**	–	–	–	–	**2.5**	**15.2**	**7.1**	**178.8**
1 to 2 years	**144.0**	–	–	–	–	–	–	**6.7**	**150.7**
2 to 3 years	**189.0**	–	–	–	–	–	–	–	**189.0**
3 to 4 years	**229.0**	–	–	–	–	–	–	–	**229.0**
4 to 5 years	**629.0**	–	–	–	–	–	–	–	**629.0**
5 to 6 years	**381.1**	–	–	–	**151.7**	–	–	–	**532.8**
6 to 10 years	–	**149.9**	**299.6**	**599.8**	**34.0**	–	–	–	**1,083.3**
	1,726.1	**149.9**	**299.6**	**599.8**	**185.7**	**2.5**	**15.2**	**13.8**	**2,992.6**
Weighted average interest rate	**7.11%**	**9.50%**	**10.75%**	**9.75%**	**9.79%**	**10.70%**	**5.60%**	**10.23%**	**8.30%**

A$ million	Senior Indebtedness Floating	2012 Notes Fixed	Debt Bonds Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Other Indebtedness Fixed	Total
2002							
1 year or less	17.8	–	174.8	0.9	8.5	3.8	205.8
1 to 2 years	22.2	–	–	–	–	–	22.2
2 to 3 years	97.8	–	–	–	–	–	97.8
3 to 4 years	128.9	–	–	–	–	–	128.9
4 to 5 years	489.8	–	–	–	–	–	489.8
10 to 11 years	–	711.0	–	–	–	–	711.0
	756.5	711.0	174.8	0.9	8.5	3.8	1,655.5
Weighted average interest rate	3.85%	9.75%	5.5%	14.78%	5.18%	5.63%	6.57%

A$ million	Senior Indebtedness Floating	Senior Indebtedness Fixed	7.5% Notes Fixed	Debt Bonds Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Total
2001*							
1 year or less	595.0	241.4	260.9	–	2.2	9.5	1,109.0
2 to 3 years	–	–	5.3	197.4	–	–	202.7
	595.0	241.4	266.2	197.4	2.2	9.5	1,311.7
Weighted average interest rate	6.91%	7.89%	7.50%	5.50%	6.91%	6.91%	7.00%

* The 2001 classifications were determined prior to the refinancing which occurred subsequent to year end on 13 August 2001.

(d) Senior indebtedness as at 30 June 2003 consisted of A$1,726.1 million (equivalent) drawn under the Group's secured senior credit facilities. As at 30 June 2003, A$154.0 million of this indebtedness is classified as a current liability and A$1,572.1 million as a non current liability.

Term A Loan Senior Funding Agreement

On 16 January 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprised of an A$1.3 billion term loan facility, referred to as the Term A loan facility, available for the purpose of funding the acquisition of Goodman Fielder, refinancing the then existing senior secured indebtedness, the expected repayment of certain indebtedness of Goodman Fielder and for other corporate purposes, and an A$100.0 million revolving loan facility which is available for working capital purposes. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility. On 3 April 2003, the Group drew down A$1.3 billion under the term loan facility. As at 30 June 2003, the Group had drawn down A$60.0 million of the revolving facility.

Term B Secured Senior Loan Facility

On 20 February 2003, the Group entered into a US$270.0 million six year senior secured credit facility, referred to as the Term B loan facility, for the purpose of funding the acquisition of Goodman Fielder, refinancing the then existing senior secured indebtedness, the expected repayment of certain indebtedness of Goodman Fielder and for other corporate purposes. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility. On 2 April 2003, the Group drew down US$270.0 million under this facility.

Security Arrangements

Burns Philp and its major asset owning controlled entities in Australia and certain other jurisdictions have granted security over their assets as security for the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favour of a security trustee.

The Group has granted security interests to the security trustee on trust for the lenders of these facilities by way of a Security Trust Deed dated 28 July 1998, a Debenture Trust Deed dated 28 July 1998, fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions. As at 30 June 2003, Goodman Fielder Limited and its controlled entities had not become guarantors of these facilities, and had not granted security over their assets to secure these facilities. However, Goodman Fielder Limited and certain of its Australian controlled entities have since become guarantors of these facilities and have granted certain security over their assets to secure these facilities. Under Australian corporations law, any guarantees or securities given by Goodman Fielder Limited or its Australian controlled entities in relation to the facilities could only be given subject to obtaining the approval of Burns Philp's shareholders. This approval was obtained at an Extraordinary General Meeting of Burns Philp held on 23 July 2003. In addition, Burns Philp intends for certain of the Goodman Fielder Limited controlled entities incorporated outside of Australia to become guarantors of these facilities and to grant security over their assets to secure these facilities to the extent required by the loan agreements and, as a result, substantially all of the Group's assets will be pledged to secure the senior indebtedness.

(e) In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (d) above, or have the benefit of securities at the operating company level, or are unsecured.

(f) On 21 June 2002, a controlled entity of Burns, Philp & Company Limited issued in a private offering, US$400 million of Senior Subordinated Notes (9.75% Senior Subordinated Notes) that bear interest at 9.75% and mature on 15 July 2012.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 9.75% Senior Subordinated Notes and the guarantees are senior subordinated obligations of the issuer and the guarantors, ranking equally with their other senior subordinated debt and subordinated to their senior debt (that is, debt which is not subordinated to other debt).

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 9.75% Senior Subordinated Notes will be exchanged for identical registered notes.

(g) On 20 February 2003, a controlled entity of Burns, Philp & Company Limited issued in a private offering, US$210 million of Senior Subordinated Notes (10.75% Senior Subordinated Notes). These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on 15 February 2011.

The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 10.75% Senior Subordinated Notes and the guarantees are senior subordinated obligations of the issuer and the guarantors, ranking equally with their other senior subordinated debt and subordinated to their senior debt.

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 10.75% Senior Subordinated Notes will be exchanged for identical registered notes.

Notes to the Financial Statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)

(h) On 16 June 2003, a controlled entity of Burns, Philp & Company Limited issued in a private offering, US$100 million of Senior Notes (9.5% Senior Notes) that bear interest at 9.5% and mature on 15 November 2010.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% Senior Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 9.5% Senior Notes and the guarantees are senior unsubordinated obligations of the issuer and the guarantors, ranking equally with their other senior debt.

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 9.5% Senior Notes will be exchanged for identical registered notes.

(i) *New Zealand Subordinated Capital Notes*

The Group has issued NZ$212.5 million of New Zealand Subordinated Capital Notes (Capital Notes). These instruments were issued by a newly created controlled entity, Goodman Finance Limited, and are general unsecured obligations of this controlled entity, guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the Capital Notes and the guarantees are subordinated obligations of the issuer and the guarantors, ranking behind all their other secured and unsecured liabilities.

The Capital Notes were issued in two series, one series of which mature on the fifth anniversary of their issue date and bear interest at a rate of 9.75% and, the other series which mature on the eighth anniversary of their issue date and bear interest at a rate of 9.95%.

Upon the maturity of the Capital Notes, the Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the Capital Notes.

(j) All of the outstanding convertible debt bonds were redeemed by Burns Philp Treasury (Europe) BV on 9 September 2002.

(k) Refer note 31 for additional financial instruments disclosure.

(l) Financing Facilities

Details of the consolidated entity's committed financing facilities as at 30 June are set out below:

	Consolidated					
	2003 A$ million	**Average Maturity**	2002 A$ million	Average Maturity	2001 A$ million	Average Maturity
Bank overdrafts	**19.3**	1.0 years	8.3	0.9 years	51.7	0.3 years
Bank loan facilities	**1,801.7**	4.8 years	792.1	4.1 years	591.7	0.1 years
Senior Notes	**149.9**	7.4 years	–		–	
Senior Subordinated Notes	**899.4**	8.7 years	711.0	10.0 years	–	
New Zealand Subordinated Capital Notes	**185.7**	6.0 years	–		–	
Debt Bonds	–		174.8	1.8 years	197.4	2.8 years
7.5% Notes	–		–		266.2	0.1 years
Other note issuance facilities	–		–		241.5	0.1 years
Total committed lines of credit	**3,056.0**		1,686.2		1,348.5	
Add cash	**180.5**		923.6		218.2	
Less interest bearing liabilities	**(2,992.6)**		(1,655.5)		(1,311.7)	
Undrawn lines of credit and cash	**243.9**		954.3		255.0	

(m) Securitisation Program

A controlled entity has entered into a receivables purchase agreement which enables it to securitise selected amounts of its debtors portfolio up to a limit of A$50.0 million (2002 – Nil; 2001 – Nil). At 30 June 2003, A$50.0 million (2002 – Nil; 2001 – Nil) has been securitised and is not included in the consolidated statement of financial position.

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 15. PROVISIONS					
Current					
Employee benefits	**54.1**	13.7	14.7	**0.7**	0.5
Business closure and rationalisation	**75.7**	7.7	4.1	–	–
Workers' compensation (refer note 1(s))	**11.4**	–	–	–	–
Legal claims	**26.9**	1.1	–	–	1.1
CP Shares dividend	–	4.4	–	–	4.4
Other	**27.4**	11.6	25.5	–	0.2
Total current provisions	**195.5**	38.5	44.3	**0.7**	6.2
Non current					
Employee benefits	**55.3**	23.0	23.2	**0.5**	0.5
Workers' compensation (refer note 1(s))	**34.4**	–	–	–	–
Other	**10.7**	0.1	–	–	–
Total non current provisions	**100.4**	23.1	23.2	**0.5**	0.5

(a) Reconciliations of the carrying amount of each class of provision, except for employee benefits, are set out below:

A$ million	Consolidated 2003	Burns, Philp & Company Limited 2003
Business closure and rationalisation – current		
Carrying amount at beginning of year	**7.7**	–
Foreign currency fluctuations	**(0.9)**	–
Movement due to business acquisitions	**70.3**	–
Provisions made during the year	**52.0**	–
Payments made during the year	**(53.4)**	–
Carrying amount at end of year	**75.7**	–
Workers' compensation – current		
Carrying amount at beginning of year	–	–
Movement due to business acquisitions	**13.4**	–
Provisions made during the year	**5.2**	–
Payments made during the year	**(7.2)**	–
Carrying amount at end of year	**11.4**	–
Legal claims – current		
Carrying amount at beginning of year	**1.1**	**1.1**
Movement due to business acquisitions	**26.9**	–
Provisions made during the year	**(0.8)**	**(0.8)**
Payments made during the year	**(0.3)**	**(0.3)**
Carrying amount at end of year	**26.9**	–
CP Shares dividend – current		
Carrying amount at beginning of year	**4.4**	**4.4**
Dividend paid during the year	**(4.4)**	**(4.4)**
Carrying amount at end of year	–	–

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 15. PROVISIONS (CONTINUED)					
Other – current					
Carrying amount at beginning of year	**11.6**			**0.2**	
Foreign currency fluctuations	**(1.2)**			**-**	
Movement due to business acquisitions	**84.1**			–	
Movement due to business disposals	**(9.8)**			–	
Provisions made during the year	**20.9**			–	
Payments made during the year	**(78.2)**			**(0.2)**	
Carrying amount at end of year	**27.4**			**-**	
Workers' compensation – non current					
Carrying amount at beginning of year	–			–	
Movement due to business acquisitions	**31.9**			–	
Provisions made during the year	**2.5**			**-**	
Carrying amount at end of year	**34.4**			**-**	
Other – non current					
Carrying amount at beginning of year	**0.1**			**-**	
Movement due to business acquisitions	**10.6**			**-**	
Carrying amount at end of year	**10.7**			**-**	

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 16. CONTRIBUTED EQUITY					
Issued and paid up share capital					
1,780,681,266 (2002 – 802,685,992; 2001 – 699,922,121) ordinary shares, fully paid	**830.0**	634.4	613.7	**830.0**	634.4
797,371,199 (2002 – 797,395,767; 2001 – Nil) converting preference shares, fully paid	**233.9**	233.9	–	**233.9**	233.9
Total contributed equity	**1,063.9**	868.3	613.7	**1,063.9**	868.3

Movements since 30 June 2000 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), share options (2003 Options) and the Debt Bonds issued by Burns Philp Treasury (Europe) BV have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares at 30 June 2000	538,844,137	581.5
Exercise of 2003 Options	161,077,984	32.2
Ordinary shares at 30 June 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5
Ordinary shares at 30 June 2002	802,685,992	634.4
Exercise of 2003 options	977,970,706	195.6
Conversion of CP Shares	24,568	–
Ordinary shares at 30 June 2003	1,780,681,266	830.0
Exercise of 2003 Options since year end	251,082,230	50.2
Conversion of CP Shares since year end	67,839	–
Ordinary Shares at 4 September 2003	2,031,831,335	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of shares	A$ million
CP Shares at 30 June 2000 and 30 June 2001	–	–
CP Shares issued	799,022,733	239.7
CP Share issue costs	–	(5.3)
CP Shares converted into ordinary shares	(1,626,966)	(0.5)
CP Shares at 30 June 2002	797,395,767	233.9
CP Shares converted into ordinary shares	(24,568)	–
CP Shares at 30 June 2003	797,371,199	233.9
CP Shares converted into ordinary shares since year end	(67,839)	–
CP Shares at 4 September 2003	797,303,360	233.9

Notes to the Financial Statements (continued)

NOTE 16. CONTRIBUTED EQUITY (CONTINUED)

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of 13 August 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Guaranteed Subordinated Convertible Debt Bonds (Debt Bonds)

	Number of bonds	A$ million
Issued Debt Bonds at 30 June 2000	20,000	167.2
Foreign currency fluctuation	–	30.2
Issued Debt Bonds at 30 June 2001	20,000	197.4
Debt Bonds bought back and cancelled	(335)	(3.1)
Foreign currency fluctuation	–	(19.5)
Issued Debt Bonds at 30 June 2002	19,665	174.8
Foreign currency fluctuation	-	6.3
Debt Bonds redeemed and cancelled	(19,665)	(181.1)
Issued Debt Bonds at 30 June 2003	-	–

The Debt Bonds due 2004 were issued by Burns Philp Treasury (Europe) BV (BPTE), together with non detachable subordinated conversion bonds (Conversion Bonds) issued by Burns, Philp & Company Limited, on 24 March 1994.

On 9 September 2002, BPTE, after having given notice to the Trustee and holders of the Debt Bonds on 1 August 2002, redeemed all the outstanding Debt Bonds. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options Issued	1,500,000,000
2003 Options exercised at 30 June 2002	(270,458,276)
2003 Options exercised during the current year	(977,970,706)
2003 Options at 30 June 2003	251,571,018
2003 Options exercised since year end	(251,082,230)
2003 Options lapsed (as not exercised) since year end	(488,788)
2003 Options at 4 September 2003	–

The terms of the 2003 Options were set out in a Notes Trust Deed dated 11 August 1998.

The main terms of the 2003 Options were as follows:

1	Issuer:	Burns, Philp & Company Limited.
2	Exercise Price:	A$0.20
3	Exercise Dates:	The holder could elect to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5.00 pm on 14 August 2003. Any 2003 Options not exercised automatically lapsed.
4	Tradeability:	The 2003 Options were quoted on the ASX under code BPCO. ASX quotation of the 2003 Options ceased on 7 August 2003.
5	Ranking of shares issued on exercise of Options:	Ordinary shares issued on exercise of 2003 Options rank in all respects pari passu with the Company's issued ordinary shares.
6	Rights of Option holders to participate in any share issue or interest issue of the Company:	A holder of 2003 Options was entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

New Zealand Subordinated Capital Notes

A controlled entity issued NZ$212.5 million of New Zealand Subordinated Capital Notes (Capital Notes) during the current year which may, upon maturity and at the sole discretion of the issuer, be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the Capital Notes (refer note 14 for further details).

Employee Share Plans

Employee share plans – still operate for employees in Australia, New Zealand, Indonesia and Malaysia. The structures of the plans vary depending on local legislative and taxation requirements, but in most locations interest free loans have been provided to enable employees to purchase up to 500 ordinary shares each. The last loans were provided in 1997 and there is no present intention to provide further loans.

Executive share plan – ordinary shares are held under this plan by executives. Interest free loans were provided to enable executives to purchase ordinary shares at market value. Entitlement was based on seniority. No ordinary shares were allotted to employees under this plan during the year. The plan was replaced by the incentive plan in 1992.

During the current year the shares of those members of the Employee and Executive share plans who were no longer employees were sold, with the proceeds of sale being applied to repay outstanding loans and any residual loan balances being forgiven.

The number of participants, ordinary shares and the value of outstanding loans under the Employee and Executive share plans at 30 June 2003 were:

	Members	Ordinary Shares	Loans A$'000
Employee share plans	41	24,405	58.4
Executive share plan	2	28,900	51.3
	43	**53,305**	**109.7**

Goodman Fielder Employee Share Plans

All of the shares issued under the Goodman Fielder Employee Share Plans (including the Long Term Incentive Plans) were acquired pursuant to the Burns Philp offer or compulsory acquisition.

Employee Share Option Plans

Incentive plan – under an incentive plan available to executives worldwide prior to 1998, participants could purchase a specified number of options based on seniority. The exercise price of the options was based on the market price of the Company's ordinary shares at the time of issue of the options. During the current year no options were issued, no options were exercised and 69,950 options were forfeited on expiry on 1 October 2002. No options were on issue at 30 June 2003 and there is no present intention to offer further options.

Goodman Fielder Employee Share Option Plans

All of the options issued under the Goodman Fielder Employee Share Option Plans were acquired pursuant to the Burns Philp offer or compulsory acquisition.

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 17. RESERVES					
Capital reserves					
Asset revaluation reserve	**106.4**	106.4	106.4	**22.0**	22.0
Other capital reserves	**8.8**	8.8	8.8	**0.1**	0.1
	115.2	115.2	115.2	**22.1**	22.1
Revenue reserve					
General reserve	**18.1**	18.1	18.1	–	–
Foreign currency translation reserve(a)	**(367.7)**	(292.5)	(115.5)	**(3.9)**	(3.9)
Total reserves	**(234.4)**	(159.2)	17.8	**18.2**	18.2
(a) Movements in foreign currency translation reserve were:					
Balance at beginning of year	**(292.5)**	(115.5)	(136.5)	**(3.9)**	(3.9)
Net foreign exchange translation (loss)/gain transferred directly to reserve:					
Controlled entities					
Net translation (loss)/gain	**(54.7)**	(200.3)	16.3	–	–
Related deferred income tax (expense)/benefit	**(13.0)**	26.9	–	–	–
Associates					
Net translation (loss)/gain	**(7.5)**	(3.6)	4.7	–	–
Balance at end of year	**(367.7)**	(292.5)	(115.5)	**(3.9)**	(3.9)

(b) Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve comprises the net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets. As a result of adopting the deemed cost election for these classes of assets on the application of AASB 1041 from 1 July 2000, the reserve balance is not available for future property, identifiable intangible or other financial asset write downs.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations and the translation of transactions that hedge the consolidated entity's net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations, net of related income tax expense/benefit.

Other capital reserves and general reserve

The amounts standing to the credit of other capital reserves and the general reserve resulted from historical transactions. These balances are available for transfer into retained earnings.

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 18. ACCUMULATED LOSSES					
Accumulated losses at beginning of year	**(248.5)**	(378.8)	(467.3)	**(491.8)**	(492.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	**170.0**	146.2	88.5	**21.3**	16.9
Dividends paid or payable – CP Shares(a)	**(17.9)**	(15.9)	–	**(17.9)**	(15.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits" (refer note 1(v))	**(0.3)**	–	–	–	–
Accumulated losses at end of year	**(96.7)**	(248.5)	(378.8)	**(488.4)**	(491.8)
(a) Details of dividends paid or payable on CP Shares are:					
2003					
Paid 30 September 2002 0.56100 cents per share (unfranked)	**(4.5)**	–	–	**(4.5)**	–
Paid 31 December 2002 0.56710 cents per share (unfranked)	**(4.5)**	–	–	**(4.5)**	–
Paid 31 March 2003 0.55480 cents per share (unfranked)	**(4.4)**	–	–	**(4.4)**	–
Paid 30 June 2003 0.56100 cents per share (unfranked)	**(4.5)**	–	–	**(4.5)**	–
2002					
Paid 2 October 2001 0.31438 cents per share (franked amount per share 0.31438 cents)	–	(2.5)	–	–	(2.5)
Paid 31 December 2001 0.55480 cents per share (franked amount per share 0.55480 cents)	–	(4.4)	–	–	(4.4)
Paid 2 April 2002 0.56710 cents per share (franked amount per share 0.07474 cents per share)	–	(4.6)	–	–	(4.6)
Provided 30 June 2002 and paid 1 July 2002 0.55480 cents per share (unfranked)	–	(4.4)	–	–	(4.4)
	(17.9)	(15.9)	–	**(17.9)**	(15.9)

NOTE 19. OUTSIDE EQUITY INTERESTS					
Outside equity interests in controlled entities comprise:					
Interest in retained profits at beginning of year	**6.4**	4.2	3.6	–	–
Interest in retained earnings of partly owned controlled entities of Goodman Fielder Limited at 19 March 2003	**2.0**	–	–	–	–
Interest in profit from ordinary activities after related income tax expense	**4.3**	3.3	2.0	–	–
Interest in dividends paid	**(1.0)**	(1.1)	(1.4)	–	–
Interest in retained profits at end of year	**11.7**	6.4	4.2	–	–
Interest in contributed equity	**18.8**	13.9	13.3	–	–
Interest in reserves	**(5.0)**	(1.4)	7.7	–	–
Total outside equity interests	**25.5**	18.9	25.2	–	–

Notes to the Financial Statements (continued)

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 20. TOTAL EQUITY					
Total equity at beginning of year	**479.5**	277.9	129.6	**394.7**	139.1
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in statements of financial performance	**94.5**	(30.8)	109.5	**21.3**	16.9
Transactions with Burns, Philp & Company Limited shareholders as owners:					
Contributions of equity (refer note 16)	**195.6**	254.6	32.2	**195.6**	254.6
Dividends paid or payable – CP Shares	**(17.9)**	(15.9)	–	**(17.9)**	(15.9)
Total changes in outside equity interests	**6.6**	(6.3)	6.6	**–**	–
Total equity at end of year	**758.3**	479.5	277.9	**593.7**	394.7

A$ million	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
NOTE 21. COMMITMENTS					
Capital expenditure commitments					
Capital expenditure contracted for at balance date but not provided for:					
Payable within 1 year	**16.1**	12.3	18.8	**–**	–
Operating lease commitments(a)					
Aggregate amount contracted for at balance date but not provided for:					
Payable within 1 year	**25.0**	6.1	7.2	**0.1**	0.1
Payable between 1 and 2 years	**18.1**	5.2	5.2	**–**	–
Payable between 2 and 3 years	**8.0**	3.6	4.3	**–**	–
Payable between 3 and 4 years	**7.1**	2.5	2.5	**–**	–
Payable between 4 and 5 years	**6.4**	2.1	1.2	**–**	–
Payable after 5 years	**7.0**	14.6	2.1	**–**	–
Total operating lease commitments	**71.6**	34.1	22.5	**0.1**	0.1

(a) The consolidated entity leases property and motor vehicles under non-cancellable operating leases expiring from 1 to 20 years. Property leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Property lease payments may comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer prices indices or operating criteria.

NOTE 22. CONTINGENT LIABILITIES

(a) The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$26.9 million has been recognised in the consolidated financial statements as at 30 June 2003 (refer note 15). The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

(b) As part of the security arrangements entered into with the consolidated entity's financiers (refer note 14(d) for further details), Burns, Philp & Company Limited has entered into a Deed of Guarantee and Indemnity whereby it (and certain controlled entities) have guaranteed payment of amounts owing under certain financing documents. The total amount owing by its controlled entities as at 30 June 2003 is A$2,992.6 million (2002 – A$1,655.5 million; 2001 – A$1,297.8 million).

(c) On 8 January 2003, Goodman Fielder advised in an ASX announcement of recent correspondence from the Australian Taxation Office (ATO). On 24 December 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On 26 March 2003, Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of the matter, which imposed additional Income tax, penalties and interest of approximately A$126.5 million. A tentative arrangement has been made with the ATO to settle the matter for A$53.0 million in tax and penalties subject to final agreement between the parties. A$20.0 million was paid in cash on 4 June 2003 and A$33.0 million has been provided at 30 June 2003.

(d) The Company and certain of its wholly owned controlled entities identified in note 29 have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up.

Consolidated statements of financial performance for the years ended 30 June 2003, 2002 and 2001 and consolidated statements of financial position as at 30 June 2003, 2002 and 2001, comprising the Company and controlled entities which are parties to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, are set out on page 62.

Notes to the Financial Statements (continued)

NOTE 22. CONTINGENT LIABILITIES (CONTINUED)

A$ million	2003	2002	2001
Statements of Financial Performance			
Profit from ordinary activities before income tax benefit/(expense)	**101.3**	24.2	92.5
Income tax benefit/(expense) relating to profit from ordinary activities	**3.1**	2.3	(2.6)
Profit from ordinary activities after related income tax benefit/(expense)	**104.4**	26.5	89.9
Statements of Financial Position			
Cash assets	**32.4**	23.5	0.9
Receivables	**456.6**	142.3	28.6
Inventories	**2.3**	3.5	2.1
Other assets	**29.9**	3.0	1.1
Total current assets	**521.2**	172.3	32.7
Investments	**2,877.5**	712.6	871.5
Property, plant and equipment	**17.6**	19.0	22.2
Intangible assets	**9.2**	9.4	14.1
Other assets	**71.2**	20.6	2.3
Total non current assets	**2,975.5**	761.6	910.1
Total assets	**3,496.7**	933.9	942.8
Payables	**443.1**	314.6	415.6
Interest bearing liabilities	**90.0**	–	0.8
Provisions	**3.2**	11.4	9.9
Total current liabilities	**536.3**	326.0	426.3
Interest bearing liabilities	**2,173.7**	–	13.5
Provisions	**1.0**	0.9	5.6
Total non current liabilities	**2,174.7**	0.9	19.1
Total liabilities	**2,711.0**	326.9	445.4
Net assets	**785.7**	607.0	497.4
Contributed equity	**1,063.9**	868.3	613.7
Reserves and accumulated losses	**(278.2)**	(261.3)	(116.3)
Total equity	**785.7**	607.0	497.4

NOTE 23. SEGMENT INFORMATION

Business and geographic segments

The Group's business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprise around these products and services and geographic areas.

Changes in business segments

Following the acquisition of Goodman Fielder in March 2003, the group now operates in four business segments with additional activity segmented in Other and Corporate. During the current year, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has now been included in Other in respect of each of the years ended 30 June 2003, 2002 and 2001.

Business segment	*Geographic segment*	*Products and services*
Yeast/Bakery	North America Latin America Europe Asia Pacific	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads
Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour
Other	Asia Pacific	Mainly flour, processed chicken, margarine, ice cream and snack foods*
	Asia Pacific	Bulk liquid storage**
	North America	Industrial vinegar**
Corporate/T&D	North America Europe Asia Pacific	Administration and technology and development

* Mainly represented by Goodman Fielder's businesses in the South Pacific and Asia.

** The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the current year. Refer notes 3(b) and 24 for further details.

Major customers

No single customer represented 10% or more of the Group's consolidated revenue in any of the years ended 30 June 2003, 2002 and 2001.

Notes to the Financial Statements (continued)

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment

	Yeast/Bakery				
A$ million	**North America**	**Latin America**	**Europe**	**Asia Pacific**	**Total**
2003					
Revenue					
External segment revenue from sale of goods and rendering of services*	305.0	191.4	163.7	143.7	803.8
Proceeds from sales of businesses and property					
Interest revenue					
Unrealised foreign currency gain					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	72.8	7.8	25.1	33.0	138.7
Share of net profits of associates	–	1.6	5.6	3.8	11.0
EBIT	72.8	9.4	30.7	36.8	149.7
Net interest (expense)					
Profit from ordinary activities before income tax					
Income tax (expense)					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
Included in the segment result above were:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(17.1)	(13.0)	(13.1)	(9.0)	(52.2)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions**	(3.9)	(2.9)	(2.7)	–	(9.5)
Individually significant items					
– Gain on sale of terminals business in Australasia	–	–	–	–	–
– Gain on sale of vinegar business in North America	–	–	–	–	–
– Gain on sale of South Yarra property	–	–	–	6.6	6.6
– Deferred borrowing costs written off	–	–	–	–	–
– Unrealised foreign currency gain	–	–	–	–	–
– Provisions for restructuring of new businesses	–	(3.3)	–	–	(3.3)
Assets					
Segment assets	309.8	337.8	209.6	189.1	1,046.3
Equity accounted investments	–	9.6	20.1	19.4	49.1
Unallocated assets					
Consolidated total assets	309.8	347.4	229.7	208.5	1,095.4
Liabilities					
Segment liabilities	32.9	30.6	40.3	22.9	126.7
Unallocated liabilities					
Consolidated total liabilities	32.9	30.6	40.3	22.9	126.7
Acquisitions of non current assets during the year	8.8	13.1	6.9	12.2	41.0

* There were no significant inter-segment sales.
** Excluding individually significant items.

Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
348.4	464.9	161.8	108.3	–	1,887.2
					193.1
					18.0
					139.1
					4.0
					2,241.4
58.2	(19.6)	8.2	3.9	139.2	328.6
–	0.1	–	–	–	11.1
58.2	(19.5)	8.2	3.9	139.2	339.7
					(156.8)
					182.9
					(8.6)
					174.3
					(4.3)
					170.0
(6.6)	(30.1)	(10.9)	(6.9)	(1.6)	(108.3)
(23.4)	–	–	–	–	(23.4)
(4.0)	(27.7)	–	(1.5)	(7.4)	(50.1)
–	–	–	–	40.7	40.7
–	–	–	–	10.9	10.9
–	–	–	–	–	6.6
–	–	–	–	(32.6)	(32.6)
–	–	–	–	139.1	139.1
–	(36.6)	(8.3)	(3.8)	–	(52.0)
177.0	1,907.0	846.9	318.2	155.0	4,450.4
–	4.5	–	–	–	53.6
					100.1
177.0	1,911.5	846.9	318.2	155.0	4,604.1
24.1	304.6	74.2	32.8	242.0	804.4
					3,041.4
24.1	304.6	74.2	32.8	242.0	3,845.8
4.1	22.2	7.6	4.5	0.8	80.2

Notes to the Financial Statements (continued)

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

	Yeast/Bakery				
A$ million	North America*	Latin America	Europe	Asia Pacific	Total
2002					
Revenue					
External segment revenue from sale of goods and rendering of services**	349.7	167.4	163.5	142.3	822.9
Proceeds from sales of businesses and property					
Interest revenue					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	58.4	25.1	29.4	20.2	133.1
Share of net profits of associates	–	2.0	4.4	3.7	10.1
EBIT	58.4	27.1	33.8	23.9	143.2
Net interest expense					
Profit from ordinary activities before income tax					
Income tax benefit					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
Included in the segment result above were:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.4)	(54.0)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions***	(3.0)	(3.6)	(2.2)	(2.7)	(11.5)
Individually significant items					
– Provision for Oakland closure costs	(25.1)	–	–	–	(25.1)
– Provision for amounts due from Kmart USA	–	–	–	–	–
Assets					
Segment assets	389.8	135.3	222.4	206.9	954.4
Equity accounted investments	–	10.9	25.3	22.4	58.6
Unallocated assets					
Consolidated total assets	389.8	146.2	247.7	229.3	1,013.0
Liabilities					
Segment liabilities	50.5	16.8	44.7	25.5	137.5
Unallocated liabilities					
Consolidated total liabilities	50.5	16.8	44.7	25.5	137.5
Acquisitions of non current assets during the year	8.4	24.7	11.1	18.0	62.2

* Refer to note 1(j) for details regarding a reclassification of revenues.
** There were no significant inter-segment sales.
*** Excluding individually significant items.

Herbs & Spices*	Goodman Fielder Australia	Goodman Fielder New Zealand	Other*	Corporate/ T&D	Consolidated Total
381.9	–	–	117.9	–	1,322.7
					2.3
					7.0
					4.1
					1,336.1
44.6	–	–	18.9	(19.9)	176.7
–	–	–	–	–	10.1
44.6	–	–	18.9	(19.9)	186.8
					(65.9)
					120.9
					28.6
					149.5
					(3.3)
					146.2
(7.5)	–	–	(10.4)	(0.6)	(72.5)
(32.5)	–	–	–	–	(32.5)
(4.5)	–	–	(4.7)	(3.9)	(24.6)
–	–	–	–	–	(25.1)
(10.1)	–	–	–	–	(10.1)
229.3	–	–	141.0	71.5	1,396.2
–	–	–	–	–	58.6
					909.7
229.3	–	–	141.0	71.5	2,364.5
32.9	–	–	15.6	18.1	204.1
					1,680.9
32.9	–	–	15.6	18.1	1,885.0
11.1	–	–	11.9	0.1	85.3

Notes to the Financial Statements (continued)

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

	Yeast/Bakery				
A$ million	North America*	Latin America	Europe	Asia Pacific	Total
2001					
Revenue					
External segment revenue from sale of goods and rendering of services**	340.7	223.8	144.7	135.8	845.0
Proceeds from sales of businesses and property					
Interest revenue					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	69.1	19.5	26.9	18.7	134.2
Share of net profits of associates	–	2.0	5.7	4.7	12.4
EBIT	69.1	21.5	32.6	23.4	146.6
Net interest expense					
Profit from ordinary activities before income tax					
Income tax (expense)					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
Included in the segment result above were:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(24.0)	(15.4)	(10.3)	(8.4)	(58.1)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions	(3.3)	(1.3)	(0.6)	(2.4)	(7.6)
Assets					
Segment assets	465.4	347.2	205.2	207.6	1,225.4
Equity accounted investments	–	13.4	29.0	24.5	66.9
Unallocated assets					
Consolidated total assets	465.4	360.6	234.2	232.1	1,292.3
Liabilities					
Segment liabilities	47.0	44.5	37.8	25.3	154.6
Unallocated liabilities					
Consolidated total liabilities	47.0	44.5	37.8	25.3	154.6
Acquisitions of non current assets during year	29.5	20.2	14.4	14.1	78.2

* Refer to note 1(j) for details regarding a reclassification of revenues.
** There were no significant inter-segment sales.

Herbs & Spices*	Goodman Fielder		Other*	Corporate/ T&D	Consolidated Total
	Australia	New Zealand			
387.4	–	–	124.3	–	1,356.7
					15.3
					13.0
					3.6
					1,388.6
33.3	–	–	21.0	(15.5)	173.0
–	–	–	–	–	12.4
33.3	–	–	21.0	(15.5)	185.4
					(82.8)
					102.6
					(12.1)
					90.5
					(2.0)
					88.5
(8.0)	–	–	(10.0)	(0.4)	(76.5)
(24.2)	–	–	–	–	(24.2)
(8.1)	–	–	(4.2)	3.0	(16.9)
253.3	–	–	135.9	20.9	1,635.5
–	–	–	–	–	66.9
	–	–			158.4
253.3	–	–	135.9	20.9	1,860.8
45.5	–	–	15.1	32.1	247.3
					1,335.6
45.5	–	–	15.1	32.1	1,582.9
3.5	–	–	7.1	–	88.8

Notes to the Financial Statements (continued)

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Secondary reporting by geographical segment

A$ million	North America*	Latin America	Europe	Asia Pacific	Consolidated Total
2003					
Revenue					
External segment revenue from sale of goods and rendering of services**	678.9	191.4	163.7	853.2	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0
Total revenue from ordinary activities					2,241.4
Result					
Segment result	141.2	7.8	24.3	155.3	328.6
Share of net profits of associates	–	1.6	5.6	3.9	11.1
EBIT	141.2	9.4	29.9	159.2	339.7
Assets					
Segment assets	517.1	337.8	215.3	3,380.2	4,450.4
Equity accounted investments	-	9.6	20.1	23.9	53.6
Unallocated assets					100.1
Consolidated total assets	517.1	347.4	235.4	3,404.1	4,604.1
Acquisitions of non current assets during the year	13.3	13.1	6.9	46.9	80.2
2002					
Revenue					
External segment revenue from sale of goods and rendering of services**	816.2	167.4	163.5	175.6	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1
Total revenue from ordinary activities					1,336.1
Result					
Segment result	108.6	25.1	29.9	13.1	176.7
Share of net profits of associates	–	2.0	4.4	3.7	10.1
EBIT	108.6	27.1	34.3	16.8	186.8
Assets					
Segment assets	722.6	135.3	229.9	308.4	1,396.2
Equity accounted investments	-	10.9	25.3	22.4	58.6
Unallocated assets					909.7
Consolidated total assets	722.6	146.2	255.2	330.8	2,364.5
Acquisitions of non current assets during the year	25.8	24.7	11.1	23.7	85.3

A$ million	North America*	Latin America	Europe	Asia Pacific	Consolidated Total
2001					
Revenue					
External segment revenue from sale of goods and rendering of services**	817.0	223.8	144.7	171.2	1,356.7
Proceeds from sales of businesses and property					15.3
Interest revenue					13.0
Other unallocated revenue					3.6
Total revenue from ordinary activities					1,388.6
Result					
Segment result	103.0	19.4	27.9	22.7	173.0
Share of net profits of associates	–	2.1	5.7	4.6	12.4
EBIT	103.0	21.5	33.6	27.3	185.4
Assets					
Segment assets	805.1	347.2	211.8	271.4	1,635.5
Equity accounted investments	–	13.4	29.0	24.5	66.9
Unallocated assets					158.4
Consolidated total assets	805.1	360.6	240.8	295.9	1,860.8
Acquisitions of non current assets during the year	36.5	20.2	14.4	17.7	88.8

* Refer to note 1(j) for details regarding a reclassification of revenues in 2001 and 2002.
** There were no significant inter-segment sales.

Notes to the Financial Statements (continued)

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Additional geographical segment information by country

A$ million	United States*	Australia	New Zealand	Other Countries	Consolidated Total
2003					
Revenue					
External segment revenue from sale of goods and rendering of services**	**629.5**	**507.9**	**181.9**	**567.9**	**1,887.2**
Proceeds from sales of businesses and property					**193.1**
Interest revenue					**18.0**
Unrealised foreign currency gain					**139.1**
Other unallocated revenue					**4.0**
Total revenue from ordinary activities					**2,241.4**
Long-lived assets					
Property, plant and equipment	**119.6**	**445.6**	**187.4**	**362.3**	**1,114.9**
Intangibles (net)	**139.0**	**1,401.2**	**444.5**	**280.6**	**2,265.3**
Total long-lived assets	**258.6**	**1,846.8**	**631.9**	**642.9**	**3,380.2**
2002					
Revenue					
External segment revenue from sale of goods and rendering of services**	758.6	50.3	17.0	496.8	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1
Total revenue from ordinary activities					1,336.1
Long-lived assets					
Property, plant and equipment	201.8	57.2	12.1	306.1	577.2
Intangibles (net)	180.7	9.4	3.0	126.3	319.4
Total long-lived assets	382.5	66.6	15.1	432.4	896.6
2001					
Revenue					
External segment revenue from sale of goods and rendering of services**	746.6	51.6	16.2	542.3	1,356.7
Proceeds from sales of businesses and property					15.3
Interest revenue					13.0
Other unallocated revenue					3.6
Total revenue from ordinary activities					1,388.6
Long-lived assets					
Property, plant and equipment	245.6	62.1	11.0	385.1	704.1
Intangibles (net)	206.3	9.7	2.9	188.6	407.5
Total long-lived assets	451.9	71.8	13.9	573.7	1,111.6

* Refer to note 1(j) for details regarding a reclassification of revenues in 2001 and 2002.
** There were no significant inter-segment sales.

NOTE 24. DISCONTINUED OPERATIONS

Terminals and Vinegar business segments

On 18 April 2002, the Board announced its plan to sell the Australasian Terminals business and the North American Industrial Vinegar business. The sales of these businesses were completed in the current year.

Gains on the sales of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) have been brought to account in the current year's consolidated profit (refer note 3(b) for further details).

These businesses have been included in Other businesses in the reporting by business segment in note 23 up until the date of sale. Additional financial information in respect of these businesses is set out below:

A$ million	Terminals 2003	Terminals 2002	Terminals 2001	Vinegar 2003	Vinegar 2002	Vinegar 2001
Financial performance information for the year ended 30 June						
Revenue from ordinary activities	**7.0**	31.0	31.3	**25.5**	84.8	89.6
Expenses from ordinary activities	**(5.4)**	(23.1)	(20.1)	**(21.8)**	(73.9)	(80.1)
Segment result (EBIT)	**1.6**	7.9	11.2	**3.7**	10.9	9.5
Net interest revenue	–	0.1	–	**0.1**	0.1	0.1
Profit from ordinary activities before income tax	**1.6**	8.0	11.2	**3.8**	11.0	9.6
Income tax expense	**(0.1)**	(0.6)	(0.6)	–	–	–
Net profit	**1.5**	7.4	10.6	**3.8**	11.0	9.6
Financial position information as at 30 June						
Total assets	–	54.3	49.5	–	83.9	82.4
Total liabilities	–	9.4	6.5	–	7.3	8.3
Net assets	–	44.9	43.0	–	76.6	74.1
Cash flow information for the year ended 30 June						
Net cash provided by operating activities	**0.8**	11.8	17.6	**6.3**	14.6	13.2
Net cash (used in) investing activities	**(2.2)**	(5.4)	(3.3)	**(0.4)**	(6.3)	(3.5)
Net (decrease)/increase in cash held	**(1.4)**	6.4	14.3	**5.9**	8.3	9.7

Notes to the Financial Statements (continued)

NOTE 25. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic and diluted earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding (refer note 16 for further details)

(b) CP Shares (refer note 16 for further details)

Earnings reconciliation

		Consolidated	
A$ million	**2003**	2002	2001
Net profit	**174.3**	149.5	90.5
Net profit attributable to outside equity interests	**(4.3)**	(3.3)	(2.0)
	170.0	146.2	88.5
Less: CP Shares dividends	**(17.9)**	(15.9)	-
Basic earnings	**152.1**	130.3	88.5
Add: CP Shares dividends	**17.9**	15.9	-
Diluted earnings	**170.0**	146.2	88.5
Basic earnings comprise:			
Continuing operations	**95.2**	111.9	68.3
Discontinued operations(a)	**56.9**	18.4	20.2
	152.1	130.3	88.5
Diluted earnings comprise:			
Continuing operations	**113.1**	127.8	68.3
Discontinued operations(a)	**56.9**	18.4	20.2
	170.0	146.2	88.5

Weighted average number of shares used as the denominator

		Consolidated	
Shares (million)	**2003**	2002	2001
Number for basic earnings per share(b)	**1,056.5**	751.2	648.6
Adjust for:			
Effect of 2003 Options(c)	**637.2**	850.7	826.0
Effect of CP Shares	**797.4**	701.4	-
Number for diluted earnings per share	**2,491.1**	2,303.3	1,474.6

(a) Earnings for the current year include an A$10.9 million gain on sale of the North American Industrial Vinegar business and an A$40.7 million gain on sale of the Australasian Terminals business (refer note 3(b) for further details).

(b) From 1 July 2003 to 4 September 2003, 251,082,230 2003 Options and 67,839 CP Shares were converted to ordinary shares. These shares have not been included in the calculation of basic EPS as at 30 June 2003.

(c) During the current year 978.0 million (2002 – 101.1 million; 2001 – 161.1 million) 2003 Options were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 472.9 million (2002 – 33.9 million; 2001 – 35.6 million).

A$ million	Consolidated 2003	2002	2001	Burns, Philp & Company Limited 2003	2002
NOTE 26. RELATED PARTIES					
Amounts receivable from related parties					
Current:					
Associates	**5.9**	1.8	3.6	**–**	–
Wholly owned controlled entities	**–**	–	–	**424.4**	251.5
Amounts payable to related parties					
Current:					
Associates	**0.3**	0.3	0.3	**–**	–
Wholly owned controlled entities	**–**	–	–	**62.0**	3.7
Transactions with related parties					
Dividends received from wholly owned controlled entities	**–**	–	–	**1.9**	16.0
Interest received from wholly owned controlled entities	**–**	–	–	**21.6**	9.0
Management and guarantee fees received from wholly owned controlled entities	**–**	–	–	**4.5**	4.7

Directors and director related entities

The names of persons who held the office of Director of Burns, Philp & Company Limited during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart, B M Murray and F W Smith.

Information on the remuneration of Directors is disclosed in note 28.

Directors' loans

At 30 June 2003, loans to directors of certain controlled entities amounted to A$1,650 (2002 – A$3,771; 2001 – A$7,039). During the current year, loan repayments of A$2,121 (2002 – A$2,563; 2001 – A$55,286) and interest payments of A$318 (2002 – A$382; 2001 – A$44) were received in relation to directors' loans.

Directors' and director related entities' holdings of shares and share options

Details of Directors' and director related entities' ordinary share, converting preference share and option holdings in Burns, Philp & Company Limited at the reporting date and details of movements in these holdings during the period are set out on page 76. In respect of these holdings, dividends are payable to Directors and director related entities on the same terms and conditions as other shareholders.

Notes to the Financial Statements (continued)

NOTE 26. RELATED PARTIES (CONTINUED)

Directors' and director related entities' holdings of shares and share options (cont.)

Number of Ordinary Shares, CP Shares and 2003 Options	2003	2002	2001
Ordinary Shares			
Balance at beginning of year	**107,480,720**	107,480,720	107,480,720
Ordinary shares acquired during the year	**951,657,189**	–	–
Balance at end of year	**1,059,137,909**	107,480,720	107,480,720
Ordinary shares acquired since year end	**36,652,583**		
Balance at 4 September 2003	**1,095,790,492**		
CP Shares			
Balance at beginning of year	**538,376,663**	–	–
CP Shares acquired during the year	**281,350**	538,376,663	–
Balance at end of year	**538,658,013**	538,376,663	–
CP Shares acquired since year end	**25,000**		
Balance at 4 September 2003	**538,683,013**		
2003 Options			
Balance at beginning of year	**987,033,586**	987,033,586	987,033,586
2003 Options acquired during the year	**1,253,686**	–	–
2003 Options exercised during the year	**(951,634,689)**	–	–
Balance at end of year	**36,652,583**	987,033,586	987,033,586
2003 Options exercised since year end	**(36,652,583)**		
Balance at 4 September 2003	**–**		

Other director and director related entities' transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is chief financial officer of Rank. During the current year, the Company paid to Rank A$1,816,000 (2002 – A$1,349,000; 2001 – A$1,542,000) in reimbursement of salaries and expenses of employees of Rank who performed services for the Company during the year.

Mr Hart is also a director of, and through Rank owns 100% of, New Zealand Diary Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$6 million per year.

Each of the Directors of Burns, Philp & Company Limited, other than B M Murray, hold ordinary shares and CP Shares at the date of this report as detailed on page 16 of the Directors' Report. Each of the Directors, other than B M Murray, will participate in benefits which they are entitled to receive as a result of holding the ordinary shares and CP Shares in accordance with their relevant terms of issue.

From time to time Directors of the Company, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as the consolidated entity's employees or customers and are trivial in nature.

Controlled entities

Information relating to controlled entities is set out in note 29.

Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.

Details of dividends and interest transactions between Burns, Philp & Company Limited and its controlled entities are set out in note 2.

Associates

Information relating to investments in and dividends received from associates is set out in note 9.

Superannuation plans

Information relating to superannuation and pension plans is set out in note 27.

Materiality

In accordance with AASB 1017 Related Party Disclosures, all transactions with directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

NOTE 27. SUPERANNUATION PLANS

The consolidated entity sponsors 4 (2002 – 4; 2001 – 4) defined contribution and 7 (2002 – 5; 2001 – 5) defined benefit employee superannuation plans.

Superannuation plans have not been extended to some overseas controlled entities where there are suitable national plans available. In Australia and New Zealand, Burns Philp's employees, other than Goodman Fielder employees, are covered by defined contribution plans not sponsored by the consolidated entity.

Details of plans sponsored by the consolidated entity are set out below:

Country	Fund	Benefit Type	Date of Last Actuarial Valuation
Australia	Goodman Fielder Superannuation Fund	Defined Benefit	30 June 2000*
Canada	Burns Philp Food Limited Retirement Savings Plan for Salaried Employees	Accumulation	Not required
Canada	Burns Philp Food Limited Retirement Savings Plan for Hourly Employees	Accumulation	Not required
Germany	Fürsorgeverein der Deutsche Hefewerke GmbH e.V.	Defined Benefit (Pension)	30 June 2003
New Zealand	Goodman Fielder (NZ) Retirement Plan	Defined Benefit	31 March 2002*
USA	Burns Philp Inc Retirement Plan for Bargaining Unit Employees	Defined Benefit (Pension)	30 June 2003
USA	Burns Philp Inc Retirement Plan for Non Bargaining Unit Employees	Defined Benefit (Pension)	30 June 2003
USA	Burns Philp Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Plan	Defined Benefit (Lump Sum)	30 June 2003
USA	Tone Brothers, Inc. Non Bargaining Retirement Plan	Defined Benefit (Lump Sum)	30 June 2003

* Whilst the last full actuarial valuations were carried out on these dates, information disclosed in this note has been based on actuarial reviews carried out as at 31 March 2003 (Goodman Fielder (NZ) Retirement Plan) and 30 June 2003 (Goodman Fielder Superannuation Fund).

Plan benefits consist of either cash accumulation plans with defined contribution levels or defined benefit plans with a retirement benefit based on years of service and final average salary.

In the case of defined benefit plans, employer contributions are based on the advice of the plans' actuaries. Employee contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death.

Employer contributions to defined benefit plans during the year ended 30 June 2003 were A$11.6 million (2002 – A$6.7 million; 2001 – A$5.8 million).

Employer contributions to defined contribution plans during the year ended 30 June 2003 were A$1.9 million (2002 – A$2.4 million; 2001 – A$2.8 million).

Notes to the Financial Statements (continued)

NOTE 27. SUPERANNUATION PLANS (CONTINUED)

The accrued benefits, plan assets at net market value and vested benefits of the defined benefit plans based on the most recent financial statements of the plans are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.

The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Defined Benefit Plans

	Accrued Benefits			**Plan Assets at Net Market Value**			**Excess (Deficit)**			**Vested Benefits**		
A$ million	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Goodman Fielder Superannuation Fund(c)	**258.9**	–	–	**258.9**	–	–	–	–	–	**258.9**	–	–
Fürsorgeverein der Deutsche Hefewerke GmbH e.V.(a)(d)	**20.6**	19.2	18.0	**1.8**	2.5	2.5	**(18.8)**	(16.7)	(15.5)	**18.6**	17.6	16.5
Goodman Fielder (NZ) Retirement Plan(a)(c)	**44.1**	–	–	**36.4**	–	–	**(7.7)**	–	–	**43.2**	–	–
Burns Philp Inc. Retirement Plan for Bargaining Unit Employees(a)(d)	**5.5**	5.6	5.5	**3.4**	4.1	4.9	**(2.1)**	(1.5)	(0.6)	**5.5**	5.5	5.3
Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees(a)(d)	**24.3**	28.7	29.2	**12.0**	16.8	20.5	**(12.3)**	(11.9)	(8.7)	**19.6**	22.6	22.5
Tone Brothers, Inc. Plan(d)	**8.1**	7.4	5.3	**9.0**	9.8	7.5	**0.9**	2.4	2.2	**7.7**	7.0	4.7
Tone Brothers, Inc. Non Bargaining Retirement Plan(a)(d)	**7.3**	7.5	6.0	**5.1**	5.0	4.3	**(2.2)**	(2.5)	(1.7)	**4.0**	4.0	3.2
Burns Philp (UK) Pension Plan(b)(d)	–	–	–	**0.2**	0.2	0.2	**0.2**	0.2	0.2	–	–	–

(a) Adequate provision has been made in the consolidated financial statements for the deficit.

(b) All members are now covered by a private pension arrangement and the plan is in the process of being wound up.

(c) Details as at 31 March 2003 for the Goodman Fielder (NZ) Retirement Plan and 30 June 2003 for the Goodman Fielder Superannuation Fund.

(d) Details as at 30 June in each year.

NOTE 28. DIRECTORS' AND EXECUTIVES' REMUNERATION

Directors' income

The number of Directors of the Company whose income from the Company or any related party fell within the following bands was:

Number of Directors	Burns, Philp & Company Limited 2003	2002
A$'000		
0 – 10	2	1
50 – 60	–	2
60 – 70	1	–
70 – 80	1	–
140 – 150	–	1
190 – 200	1	–
2,800 – 2,810	1	–
3,880 – 3,890	–	1

	Consolidated			Burns, Philp & Company Limited	
A$'000	**2003****	2002	2001	**2003**	2002
Total income paid or payable, or otherwise made available to all Directors of the Company and to all Directors of the Company and directors of controlled entities from the Company or any related party*	**33,170**	17,549	16,650	3,140	4,138

* The maximum amount of fees payable to non executive Directors of Burns, Philp & Company Limited, in aggregate, is A$450,000 (exclusive of retirement payments). This was approved at the 1993 Annual General Meeting. For the year to 30 June 2003, the basic fee paid to a non executive Director was A$60,000, except for the Deputy Chairman who was not paid a fee. The Chairman was paid three times the basic fee, ie A$180,000, plus statutory superannuation contribution.

**This amount includes payments to directors of the Goodman Fielder Group (including termination payments) for the period 19 March 2003 to 30 June 2003.

Executives' remuneration

The remuneration of executives who work wholly or mainly outside Australia are not included in this disclosure. Executive officers are those officers involved in the strategic direction, general management or control of business at a Company or operating division level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties and from entities in the consolidated entity exceeded A$100,000, is set out on page 80 together with details of the bands in which their remuneration fell.

Notes to the Financial Statements (continued)

NOTE 28. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

Number of Australian Executives	Consolidated 2003	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
A$'000					
100 – 110	**3**	–	–	–	–
110 – 120	**1**	1	–	–	–
140 – 150	–	–	1	–	–
150 – 160	–	1	–	–	–
160 – 170	–	–	1	–	–
170 – 180	**1**	–	–	–	–
180 – 190	**2**	–	–	**1**	–
190 – 200	–	1	–	–	–
200 – 210	**2**	–	–	–	–
210 – 220	–	–	1	–	–
220 – 230	–	1	1	–	1
230 – 240	–	–	1	–	–
240 – 250	**2**	–	1	–	–
250 – 260	**1**	1	–	–	1
260 – 270	**2**	–	–	**2**	–
280 – 290	–	1	–	–	1
310 – 320	–	–	2	–	–
320 – 330	**1**	–	–	–	–
340 – 350	–	1	–	–	1
370 – 380	–	1	–	–	1
390 – 400	**1**	–	–	**1**	–
400 – 410	**1**	–	–	–	–
410 – 420	–	–	1	–	–
470 – 480	**1**	1	–	–	1
480 – 490	**1**	–	–	**1**	–
510 – 520	**1**	–	–	**1**	–
530 – 540	**1**	–	–	–	–
790 – 800	–	–	1	–	–
960 – 970	**1**	–	–	–	–
990 – 1,000	**1**	–	–	–	–
1,090 – 1,100	**1**	–	–	–	–
1,380 – 1,390	**1**	–	–	–	–
1,520 – 1,530	**1**	–	–	–	–
2,730 – 2,740	**1**	–	–	–	–
2,800 – 2,810	**1**	–	–	**1**	–
3,010 – 3,020	–	–	1	–	–
3,880 – 3,890	–	1	–	–	1

A$'000	Consolidated 2003*	Consolidated 2002	Consolidated 2001	Burns, Philp & Company Limited 2003	Burns, Philp & Company Limited 2002
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is A$100,000 or more	**17,298**	6,310	6,103	**4,913**	5,845

* This amount includes payments to Australian executives of the Goodman Fielder Group (including termination payments) for the period 19 March 2003 to 30 June 2003.

NOTE 29. CONTROLLED ENTITIES

Except where otherwise noted, the consolidated entity's interest in ordinary shares of controlled entities is 100% and controlled entities carry on business in the country of incorporation.

Controlled Entities at 30 June 2002 and 30 June 2003	Country of Incorporation
Compania Argentina de Levaduras SAIC(f)(h)	Argentina
Sudamericana de Levaduras SA de Inversiones(f)(g)	Argentina
Surgras SA(h)	Argentina
Bevsel Pty Ltd	Australia
BPT South Pacific Pty Ltd	Australia
Burns Philp Camellia Pty Ltd(a)(f)(g)	Australia
Burns Philp Capital Pty Ltd(a)(d)(r)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(f)(g)	Australia
Burns Philp Food Overseas Holdings Ltd(a)(f)(g)	Australia
Burns Philp Food Properties Pty Ltd(a)(f)(g)	Australia
Burns Philp Food Services Pty Ltd(a)(f)(g)	Australia
Burns Philp Hardware Holdings Pty Ltd(b)	Australia
Burns Philp International Investments Pty Ltd	Australia
Burns Philp Investments Pty Ltd(b)	Australia
Burns Philp Microbiology Pty Ltd	Australia
Burns Philp Middle East Pty Ltd(a)(f)(g)	Australia
Burns Philp Overseas Holdings Ltd(a)(f)(g)	Australia
Burns Philp Pakistan Pty Ltd(a)(f)(g)	Australia
Burns Philp Shipping Holdings Pty Ltd	Australia
Burns Philp South America Pty Ltd(a)(f)(g)	Australia
Burns Philp Technology Pty Ltd(a)(f)(g)	Australia
Burns Philp Technology & Development Pty Ltd(a)(f)(g)	Australia
Burns Philp Treasury (Australia) Ltd(f)(g)	Australia
E L Bell Pty Ltd	Australia
Indonesian Yeast Company Pty Ltd(a)(f)(g)	Australia
Integrated Ingredients Indonesia Pty Ltd(a)	Australia
Integrated Ingredients Pty Ltd(b)	Australia
Mauri Fermentation Argentina Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Brazil Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Chile Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation China Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation India Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Indonesia Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Malaysia Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Philippines Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Vietnam Pty Ltd(a)(f)(g)	Australia
Mauri Grocery Pty Ltd	Australia
Mauri Integrated Ingredients Pty Ltd(b)	Australia
Mauri Yeast Australia Pty Ltd(a)(f)(g)	Australia
MBT Engineering Pty Ltd(b)	Australia
MBT Fabrication Services Pty Ltd(a)	Australia
Nanged Pty Ltd	Australia
Burns Philp A & B Ltd(i)	Bangladesh
Burns Philp Brasil Industria e Commercio de Alimentos Ltda(f)(bb)	Brazil
Burns Philp Food Ltd(f)(g)	Canada
Burns Philp Chile Inversiones Ltda	Chile
Harbin Mauri Yeast Company Ltd(j)	China
Hebei Mauri Food Company Ltd(k)	China
Panyu Mauri Food Company Ltd(p)	China
Yantai Mauri Yeast Company Ltd(l)	China
BEG France SARL(m)	France
BEG Backhefe Export GmbH(m)	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH(f)(g)	Germany
Burns Philp Deutschland GmbH(f)(g)	Germany
Burns Philp Deutschland Grundbesitz GmbH(f)(g)	Germany
Deutsche Hefewerke GmbH(f)(g)(cc)	Germany
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd	India
Burns Philp Alimentos S de RL de CV	Mexico
Burns Philp Mexico, SA de CV	Mexico
Burns Philp Netherlands European Holdings BV(f)(g)	The Netherlands
Burns Philp Treasury (Europe) BV(f)(g)	The Netherlands
Burns Philp (New Zealand) Ltd(f)(g)	New Zealand
New Zealand Food Industries Ltd(f)(g)	New Zealand
Pinnacle NZ Ltd	New Zealand
Mauri Fermentos, SA(q)	Portugal
Burns Philp Food SA(f)(g)	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC(f)(g)	UK
Burns Philp Europe Ltd	UK
Burns Philp Pension Plan Ltd	UK
Burns Philp Food Inc(f)(g)	USA
Burns Philp Inc(f)(g)	USA
Tone Brothers, Inc(f)(g)	USA
Fitamar SA(s)	Uruguay
Flodden SA(f)(g)	Uruguay
Levadura Uruguaya SA(f)(g)(s)	Uruguay
Mauri-La Nga Fermentation Co Ltd(o)	Vietnam

Controlled Entities in voluntary liquidation at 30 June 2003	Country of Incorporation
Burns Philp Shipping Overseas Holdings Pty Ltd	Australia
Burns Philp Shipping Overseas Investments Pty Ltd	Australia
Defiance International Pty Ltd	Australia
Hefe-Patent GmbH(n)	Germany
S Hoffnung & Co	UK

Controlled Entities at 30 June 2002 disposed of during the year	Country of Incorporation
Burns Philp Hardware Overseas Holdings Pty Ltd(dd)	Australia
Burns Philp Nominees Pty Ltd(dd)	Australia
Burns Philp Retail (Fiji) Pty Ltd(dd)	Australia
Burns Philp Rights Sale Service Pty Ltd(dd)	Australia
Consolidated Stevedores Holdings Pty Ltd(dd)	Australia
Terminals Pty Ltd(ee)	Australia
Wyong Hardware & Building Supplies Pty Ltd(dd)	Australia
Wyong Timber Milling Co Pty Ltd(dd)	Australia
Burns Philp Shipping Agencies (Fiji) Ltd(dd)	Fiji
Deutsche Hefewerke GmbH & Co(ff)	Germany
Burns Philp Shipping (Far East) Ltd(dd)	Hong Kong
Burns Philp Investments (PNG) Ltd(dd)	PNG
BST (Auckland) Ltd(ee)	New Zealand
Bulk Storage Terminals Ltd(ee)	New Zealand
Burns Philp Investments PLC(dd)	UK
Burns Philp R&D Ltd(dd)	UK
Burns Philp Food North America Inc(gg)	USA

Notes to the Financial Statements (continued)

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

Controlled Entities acquired during the year	Country of Incorporation
Goodman Fielder acquisitions	
BCW Hotplate Bakery Pty Ltd(f)(g)(t)	Australia
Cairns Bakeries Holding Co Pty Ltd(t)	Australia
Cobbity Farm Bakeries Pty Ltd(t)	Australia
Country Bake Bakeries Pty Ltd(f)(g)(t)	Australia
Country Bake Cairns Pty Ltd(t)	Australia
Country Bake Mid Coast Pty Ltd(t)	Australia
Country Bake Tasmania Pty Ltd(t)	Australia
Darwin Bakery Pty Ltd(t)	Australia
Defiance Corporate Pty Ltd(t)	Australia
Defiance Enterprises Pty Ltd(t)	Australia
Defiance International Trading Pty Ltd(t)	Australia
Defiance Mills Pty Ltd(t)	Australia
Ernest Adams Australia Pty Ltd(f)(g)(t)	Australia
ETA Foods Pty Ltd(e)(f)(g)(t)	Australia
FGD Share Plan Nominees Pty Ltd(t)	Australia
Fielder Gillespie Davis Finance Pty Ltd(f)(g)(t)	Australia
G F Australia Pty Ltd(e)(f)(g)(t)	Australia
G F D Australia Pty Ltd(f)(g)(t)	Australia
G F Defiance Pty Ltd(f)(g)(t)	Australia
GF Finance International Pty Ltd(f)(g)(t)	Australia
GF Finance Pty Ltd(e)(f)(g)(t)	Australia
GF Fresh Pty Ltd(f)(g)(t)	Australia
GF Group Services Pty Ltd(f)(g)(t)	Australia
GF Trade Finance Pty Ltd(f)(g)(t)	Australia
G Wood Son and Company Pty Ltd(f)(g)(t)	Australia
Gillespie Bros Holdings Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Consumer Foods Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Field Operations Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Food Services Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Ingredients Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder International Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Nominees Pty Ltd(t)	Australia
Goodman Fielder Superannuation Fund Pty Ltd(t)	Australia
ML (WA) Export Pty Ltd(f)(g)(t)	Australia
Mowbray Industries Pty Ltd(e)(f)(g)(t)	Australia
Namregtown International Pty Ltd(e)(f)(g)(t)	Australia
Provincial Traders Foods Pty Ltd(f)(g)(t)	Australia
QBA Properties Pty Ltd(f)(g)(t)	Australia
Quality Bakers Australia Pty Ltd(e)(f)(g)(t)	Australia
Regal Bakeries Pty Ltd(t)	Australia
Rochna Pty Ltd(f)(g)(t)	Australia
Sirius Biotechnology International Pty Ltd(t)	Australia
Sirius Biotechnology Pty Ltd(e)(t)	Australia
Southern Border Bakeries Pty Ltd(t)	Australia
Stuart Bakery Pty Ltd(f)(g)(t)	Australia
Sunicrust Bakeries Pty Ltd(f)(g)(t)	Australia
The Uncle Tobys Company Pty Ltd(e)(f)(g)(t)	Australia
Uncle Tobys Properties Pty Ltd(f)(g)(t)	Australia
Wakely Bros Pty Ltd(t)	Australia
Wide Bay Bakeries Pty Ltd(t)	Australia
William Jackett & Son Pty Ltd(f)(g)(t)	Australia
Goodman Fielder (Shanghai) Co Ltd(u)	China

Controlled Entities acquired during the year (cont.)	Country of Incorporation
Goodman Fielder acquisitions (cont.)	
Evercrisp Snack Products (South Seas) Ltd(u)	Fiji
Goodman Fielder (Fiji) Ltd(u)	Fiji
Goodman Fielder International (Fiji) Ltd(u)	Fiji
Tucker Group (Fiji) Ltd(u)	Fiji
Tuckers Ice Cream Company (Fiji) Ltd(u)	Fiji
Goodman Fielder International (China) Ltd(t)	Hong Kong
Goodman Fielder International (Hong Kong) Ltd(t)	Hong Kong
Goodman Fielder International Sdn Bhd(t)	Malaysia
Goodman Fielder Nouvelle Caledonie(t)	New Caledonia
Moulins Du Pacifique Sud SA(v)	New Caledonia
Societe Industrielle Commerciale et Commerciale et Agro Alimentaire(w)	New Caledonia
Bluebird Foods Limited(t)	New Zealand
GF Finance (NZ) Ltd(t)	New Zealand
GF Intertrade Ltd(t)	New Zealand
GF Retirement Nominees Ltd(t)	New Zealand
Goodman Fielder Milling & Baking New Zealand Ltd(t)	New Zealand
Goodman Fielder New Zealand Ltd(t)	New Zealand
Meadow Lea Food Ltd(t)	New Zealand
NZ Margarine Holdings Ltd(t)	New Zealand
Quality Bakers New Zealand Ltd(t)	New Zealand
Associated Mills Ltd(x)	PNG
Binnen Bakery Ltd(w)	PNG
Evercrisp Snacks (PNG) Ltd(t)	PNG
Golden Crust Bakery Ltd(y)	PNG
Goodman Fielder International (PNG) Ltd(t)	PNG
Mount Hagen Bakery Ltd(t)	PNG
RBPM Ltd(z)	PNG
Goodman Fielder International (Philippines) Inc(t)	Philippines
GF Insurance & Risk Management Services Pte Ltd(t)	Singapore
GF Investments (Asia) Pte Ltd(t)	Singapore
Goodman Fielder International (Singapore) Pte Ltd(t)	Singapore
Quality Bakers (Asia) Pte Ltd(t)	Singapore
Goodman Fielder International (SI) Ltd(aa)	Solomon Islands
GF Ingredients USA Inc(t)	USA
Other acquisitions and newly incorporated entities	
BPC1 Pty Ltd(a)(c)(f)(g)(t)	Australia
Burns Philp Australia Pty Ltd(a)(c)(f)(g)(t)	Australia
Burns Philp Food Overseas Investments Pty Ltd(a)(c)(f)(g)(t)	Australia
Empresa Brasileira de Fermentos Fleischmann Ltda(t)	Brazil
Burns Philp Colombia SA(t)	Colombia
Burns Philp Ecuador SA(f)(g)(t)	Ecuador
Burns Philp Guatemala SA(f)(g)(t)	Guatemala
Goodman Finance Limited(f)(g)(t)	New Zealand
Burns Philp Peru SAC(f)(g)(t)	Peru
BPCUS1 Inc(f)(g)(t)	USA
Burns Philp Capital (US) Inc(f)(g)(t)	USA
Greensted SA(f)(g)(t)	Uruguay
Burns Philp Venezuela SA(f)(g)(t)	Venezuela

(a) A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated 13 May 1992. Granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed but is not granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(b) Entered into a Deed of Revocation with Burns, Philp & Company Limited dated 15 March 2002 whereby the Deed of Cross Guarantee ceased to apply to such company effective 6 October 2002.

(c) Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated 15 August 2002, whereby such company was joined as a party to the Deed of Cross Guarantee.

(d) Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated 13 June 2003, whereby such company was joined as a party to the Deed of Cross Guarantee.

(e) On 8 August 2003 the status of the company changed from public to proprietary.

(f) As part of the security arrangements entered into with the Burns, Philp & Company Limited Group's financiers (refer note 14 for further details), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents and in addition or, in certain circumstances, alternatively, have executed certain securities to secure amounts owing under certain financing documents (including those facilities the subject of the Senior Funding Agreement). There is also an indemnity in support of this guarantee. The Deed of Guarantee and Indemnity and the securities continue in place for the benefit of the financiers party to the Term A Loan Facility and the Term B Loan Facility, notwithstanding the termination of the Senior Funding Agreement.

(g) As part of the issue of the 9.75% Senior Subordinated Notes, 10.75% Senior Subordinated Notes and 9.5% Senior Notes (refer note 14 for further details), such controlled entities entered into Indentures whereby the payment of principal and interest and performance of all other obligations in respect of the 9.75% Senior Subordinated Notes, 10.75% Senior Subordinated Notes and 9.5% Senior Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

Consolidated entity's interest in ordinary shares

	2003 %	2002 %	2001 %
(h)	**97**	97	96
(i)	**51**	51	51
(j)	**85**	85	85
(k)	**90**	90	90
(l)	**60**	60	60
(m)	**80**	80	80
(n)	**67**	67	67
(o)	**66**	66	66
(p)	**100**	60	60
(q)	**96**	96	96
(r)	**100**	100	–
(s)	**100**	97	96
(t)	**100**	–	–
(u)	**90**	–	–
(v)	**99**	–	–
(w)	**98**	–	–
(x)	**74**	–	–
(y)	**89**	–	–
(z)	**75**	–	–
(aa)	**97**	–	–

(bb) Name changed during the year from Mauri Brasil Industria, Comercia E Importacao Ltda.

(cc) Name changed since year end from Deutsche Hefewerke Verwaltungs GmbH.

Notes to the Financial Statements (continued)

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

(dd) Voluntarily liquidated or struck off during the year. There was no profit or loss on the voluntary liquidation or striking off of these entities.

(ee) Terminals Pty Ltd, BST Auckland Ltd and Bulk Storage Terminals Ltd comprised the Australasian Terminals business which was sold during the year resulting in a gain of A$40.7 million being included in the current year's consolidated profit (refer notes 3(b) and 24 for further details).

(ff) Partnership dissolved during the year.

(gg) Merged into Burns Philp Inc. during the year.

NOTE 30. ACQUISITIONS OF BUSINESSES

(a) On 13 December 2002, the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited (Goodman Fielder) for an aggregate purchase price of approximately A$325.6 million. On 3 January 2003, its wholly owned subsidiary, BPC1 Pty Limited made an unsolicited offer for all of the remaining outstanding ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share. On 12 February 2003, Goodman Fielder announced to the Australian Stock Exchange a dividend of A$0.035 per ordinary share held on the record date of 21 February 2003. On 19 February 2003, Goodman Fielder announced to the Australian Stock Exchange a special dividend of A$0.20 per ordinary share held on the record date of 7 March 2003. To reflect the value of the dividend and special dividend, the offer price was reduced to A$1.615 per share. On 13 March 2003 the Group increased the offer price to A$1.635 per ordinary share of Goodman Fielder. The Goodman Fielder board announced that it had recommended to its shareholders that they accept our revised offer, and the offer was declared free from conditions. On 19 March 2003, four Burns Philp nominees were appointed as directors of Goodman Fielder, constituting a majority of the Goodman Fielder board of directors, with Mr. Alan McGregor appointed as Chairman of the Goodman Fielder board. The offer closed on 28 March 2003. On 4 April 2003, the Group informed Goodman Fielder's shareholders that it had received sufficient acceptances of the offer to entitle it to compulsorily acquire all the outstanding Goodman Fielder shares that it did not currently own and that it had commenced this compulsory acquisition procedure. Under this procedure, the Group acquired these remaining shares on 12 June 2003. On 27 May 2003, the Group informed Goodman Fielder optionholders that it was also commencing the compulsory acquisition in relation to Goodman Fielder options and these were compulsorily acquired and cancelled on 8 July 2003.

The aggregate amount of the cost of the acquisition was approximately A$2.0 billion which included transaction costs of A$38.5 million. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from 19 March 2003, being the date we gained effective control of Goodman Fielder. As at the acquisition date, a provision of A$15.3 million was recognised for redundancy costs at Goodman Fielder head office.

(b) On 31 October 2002, the Group acquired the Fleischmann Latin America yeast and bakery ingredients business with operations in Brazil, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Peru, Venezuela and Uruguay. The aggregate amount of the cost of the acquisition was A$211.7 million which included transaction costs of A$10.0 million.

NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The Group enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating.

Interest rate swap agreements

Interest rate swaps allow the Group to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one and five years.

Each contract involves quarterly or semi annual payment or receipt of the net amount of interest. At 30 June 2003, the fixed rates varied from 2.74% to 7.15% (2002 – 4.01% to 7.15%; 2001 – 3.85% to 7.15%) and the floating rates were at bank bill rates plus a credit margin.

Interest rate risk exposure

The Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at 30 June is set out below.

		Fixed Interest Maturing in				
A$ million	**Floating**	**1 year or less**	**Over 1 year to 5 years**	**More than 5 years**	**Non interest bearing**	**Total**
2003						
Financial assets						
Cash assets	**180.5**	–	–	–	–	**180.5**
Receivables	–	–	–	–	**393.4**	**393.4**
Other financial assets	**0.7**	–	–	–	**4.0**	**4.7**
	181.2	–	–	–	**397.4**	**578.6**
Weighted average interest rate	**3.71%**					
Financial liabilities						
Senior indebtedness	**1,726.1**	–	–	–	–	**1,726.1**
Senior Notes	–	–	–	**149.9**	–	**149.9**
Senior Subordinated Notes	–	–	–	**899.4**	–	**899.4**
New Zealand Subordinated Capital Notes	–	–	–	**185.7**	–	**185.7**
Bank overdrafts and other indebtedness	**17.7**	**7.1**	**6.7**	–	–	**31.5**
Payables	–	–	–	–	**505.9**	**505.9**
Employee benefits	–	–	–	–	**109.4**	**109.4**
	1,743.8	**7.1**	**6.7**	**1,235.0**	**615.3**	**3,607.9**
Interest rate swaps	**(532.7)**	**157.3**	**375.4**	–	–	–
Weighted average interest rate	**6.84%**	**6.20%**	**5.18%**	**9.97%**		

		Fixed Interest Maturing in				
A$ million	**Floating**	**1 year or less**	**Over 1 year to 5 years**	**More than 5 years**	**Non interest bearing**	**Total**
2002						
Financial assets						
Cash assets	923.6	–	–	–	–	923.6
Receivables	–	–	–	–	162.2	162.2
Other financial assets	2.7	–	–	–	4.0	6.7
	926.3	–	–	–	166.2	1,092.5
Weighted average interest rate	1.97%					
Financial liabilities						
Senior indebtedness	756.5	–	–	–	–	756.5
Debt Bonds	–	174.8	–	–	–	174.8
Senior Subordinated Notes	–	–	–	711.0	–	711.0
Bank overdrafts and other indebtedness	9.1	4.1	–	–	–	13.2
Payables	–	–	–	–	146.0	146.0
Employee benefits	–	–	–	–	36.7	36.7
	765.6	178.9	–	711.0	182.7	1,838.2
Interest rate swaps	(392.2)	69.7	322.5	–	–	–
Weighted average interest rate	4.46%	5.52%	5.65%	9.75%		

Notes to the Financial Statements (continued)

NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

		Fixed Interest Maturing in				
A$ million	**Floating**	**1 year or less**	**Over 1 year to 5 years**	**More than 5 years**	**Non interest bearing**	**Total**
2001						
Financial assets						
Cash assets	218.2	–	–	–	–	218.2
Receivables	–	–	–	–	234.8	234.8
Other financial assets	–	–	–	–	7.6	7.6
	218.2	–	–	–	242.4	460.6
Weighted average interest rate	4.60%					
Financial liabilities						
Senior indebtedness	595.0	241.4	–	–	–	836.4
Debt Bonds	–	–	197.4	–	–	197.4
7.5% Notes	–	260.9	5.3	–	–	266.2
Bank overdrafts and other indebtedness	11.7	–	–	–	–	11.7
Payables	–	–	–	–	174.7	174.7
Employee benefits	–	–	–	–	37.9	37.9
	606.7	502.3	202.7	–	212.6	1,524.3
Interest rate swaps	(504.4)	56.5	447.9	–	–	–
Weighted average interest rate	5.38%	7.47%	5.67%			

Foreign Exchange Risk

Statement of financial position

The Group does not hedge its statement of financial position using derivative contracts.

As part of the acquisition of Goodman Fielder, significant additional US dollar denominated borrowings were drawn down during the current year. In accordance with note 1(c), an unrealised foreign exchange gain of A$139.1 million has been included in the consolidated result for the year ended 30 June 2003.

The Group is currently reviewing its foreign currency position.

Anticipated purchase and sale commitments

Following the acquisition of Goodman Fielder, the Group now enters into forward foreign exchange contracts to reduce the exposure to foreign currency movements in respect of a proportion of anticipated purchase and sale commitments denominated in foreign currencies.

The gross value to be received under foreign currency contracts and the weighted average contracted exchange rates of outstanding contracts for the Group at 30 June is set out below.

	Consolidated					
	2003	2002	2001	**2003**	2002	2001
	Weighted average exchange rate			**A$ million**	A$ million	A$ million
Sell US dollars, buy Australian dollars	**0.6042**	–	–	**26.6**	–	–
Sell New Zealand dollars, buy US dollars	**0.5980**	–	–	**22.2**	–	–
Sell Australian dollars, buy New Zealand dollars	**1.1270**	–	–	**20.9**	–	–

All these contracts mature by November 2004.

At 30 June 2003, the unrealised gain (or "mark to market") on these contracts of A$2.4 million (2002 – Nil; 2001 – Nil) has been included in the current year's consolidated profit.

Commodity Price Risk

Following the acquisition of Goodman Fielder, the Group now enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the requirements of commodities needed by certain Goodman Fielder businesses. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The Group generally covers 3 to 12 months forward requirements of these Goodman Fielder businesses, depending on market view.

At 30 June 2003, outstanding contracts have a face value of A$3.2 million (2002 – Nil; 2001 – Nil), with various maturities between 30 June 2003 and March 2004. The net gain deferred on commodity contracts at 30 June 2003 of A$0.4 million (2002 – Nil; 2001 Nil), will be recognised in the consolidated statement of financial performance by March 2004.

Credit Risk Exposure

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The Group is not materially exposed to any individual customer.

Unrecognised financial instruments

The credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the Group. There was no accrued amount due to the Group at 30 June 2003 (2002 – Nil; 2001 – Nil).

Net Fair Values of Financial Assets and Liabilities

Valuation approach

Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realise the asset or settle the liability.

Recognised financial instruments

The carrying amounts and net fair values of financial assets and liabilities as at 30 June are as follows:

	Consolidated					
		Carrying Amount			Net fair value	
A$ million	**2003**	2002	2001	**2003**	2002	2001
Financial assets						
Cash assets	**180.5**	923.6	218.2	**180.5**	923.6	218.2
Receivables	**393.4**	162.2	234.8	**393.4**	162.2	234.8
Other financial assets	**4.7**	6.7	7.6	**4.7**	6.7	7.6
Financial liabilities						
Senior indebtedness	**1,726.1**	756.5	836.4	**1,726.1**	756.5	842.3
Senior Notes	**149.9**	–	–	**154.1**	–	–
Senior Subordinated Notes	**899.4**	711.0	–	**887.1**	711.0	–
New Zealand Subordinated Capital Notes	**185.7**	–	–	**185.7**	–	–
Bank overdrafts and other indebtedness	**31.5**	13.2	11.7	**31.5**	13.2	11.7
Debt Bonds	–	174.8	197.4	–	174.8	178.9
7.5% Notes	–	–	266.2	–	–	352.7
Payables	**505.9**	146.0	174.7	**505.9**	146.0	174.7
Employee benefits	**109.4**	36.7	37.9	**109.4**	36.7	37.9

Notes to the Financial Statements (continued)

NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

Unrecognised financial instruments

The net fair values of unrecognised financial instruments held as at 30 June are as follows:

A$ million	Consolidated 2003	2002	2001
Interest rate swaps – unrealised (loss)	**(26.9)**	(17.0)	(4.3)
Commodity contracts – unrealised gain	**0.4**	–	–

The valuations of unrecognised financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques.

The unrealised loss (or "mark to market") on interest rate swaps of A$26.9 million (2002 A$17.0 million loss; 2001 – A$4.3 million loss) represents the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at year end.

As interest rates are subject to volatility, the Group's economic position on hedging transactions can change substantially in line with interest rate movements. As the Group enters into these transactions for hedging purposes and does not actively trade in these instruments, it is not appropriate to recognise the impact of marking to market the position existing at balance date in the consolidated result.

NOTE 32. EVENTS SUBSEQUENT TO BALANCE DATE

From 1 July 2003 to 14 August 2003 when the 2003 Options expired, 251,082,230 2003 Options were exercised resulting in the allotment of 251,082,230 ordinary shares (refer note 16 for further details).

No other events have occurred subsequent to balance date which would have a material effect on the financial report.

Directors' Declaration

1. In the opinion of the Directors of Burns, Philp & Company Limited (the Company):

(a) the financial statements and notes, set out on pages 27 to 88, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the controlled entities identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

Thomas J. Degnan

Thomas J Degnan
Managing Director

Sydney, 12 September 2003

Independent Audit Report

TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have audited the financial report of Burns, Philp & Company Limited (the Company) for the financial year ended 30 June 2003, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 32, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Burns, Philp & Company Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Alan Walsh

Alan Walsh
Partner

Sydney, 12 September 2003

Five Year Summary

A$ million unless indicated		2003	2002	2001	2000	1999
Statement of Financial Performance						
Sales *		**1,887.2**	1,322.7	1,356.7	1,214.4	1,268.7
EBIT (before individually significant items)		**227.0**	222.0	185.4	173.9	172.7
Individually significant items		**112.7**	(35.2)	–	5.2	14.7
Total EBIT		**339.7**	186.8	185.4	179.1	187.4
Net interest expense		**(156.8)**	(65.9)	(82.8)	(81.0)	(101.5)
Profit from ordinary activities before tax and outside equity interests		**182.9**	120.9	102.6	98.1	85.9
Income tax (expense) before individually significant income tax item		**(13.0)**	(19.3)	(12.1)	(14.4)	(18.3)
Individually significant income tax benefit		**4.4**	47.9	–	–	–
Outside equity interests		**(4.3)**	(3.3)	(2.0)	(1.5)	(1.7)
Net profit attributable to Burns, Philp & Company Limited shareholders		**170.0**	146.2	88.5	82.2	65.9
Statement of Financial Position						
Equity attributable to Burns, Philp & Company Limited shareholders		**732.8**	460.6	252.7	111.0	14.6
Net debt		**2,812.1**	731.9	1,093.5	1,031.4	1,073.2
Total assets		**4,604.1**	2,364.5	1,860.8	1,596.7	1,417.9
Total liabilities		**3,845.8**	1,885.0	1,582.9	1,467.1	1,384.3
Ordinary Share Information						
Dividends per share	Cents	**Nil**	Nil	Nil	Nil	Nil
Number of shares issued	Million	**1,780.7**	802.7	699.9	538.8	530.6
Number of shareholders	Thousand	**29.5**	26.7	24.3	23.9	23.4
Share price	High $	**0.76**	0.74	0.57	0.68	0.43
	Low $	**0.43**	0.36	0.38	0.26	0.06
	Last $	**0.75**	0.65	0.46	0.42	0.29
General						
Net assets per share	$	**0.28**	0.28	0.36	0.21	0.03
Net debt to equity (including outside equity interests)	%	**370.8**	152.6	393.5	795.8	3,194.0
Basic earnings per share	Cents	**14.4**	17.3	13.6	15.4	12.4
Diluted earnings per share	Cents	**6.8**	6.3	6.0	7.2	5.6
EBIT (before individually significant items) to sales	%	**12.0**	16.8	13.7	14.3	13.6
EBIT (before individually significant items) to total assets	%	**4.9**	9.4	10.0	10.9	12.2
EBITDA (before individually significant items)		**335.3**	294.5	261.9	244.9	243.6
Times interest covered**	Times	**2.2**	2.8	2.2	2.2	1.7
Number of employees	Thousand	**15.2**	3.8	3.8	4.1	4.2

* Comparative figures have been adjusted to reflect a reclassification of certain marketing, selling and distribution expenses as detailed in note 1(j) to the financial statements.

** Times interest covered is the number of times EBIT covers net interest expense.

This page has been left blank intentionally.

Directory

Corporate Head Office
Level 23
56 Pitt Street
Sydney NSW 2000
Australia
Telephone: +61 2 9259 1111
Facsimile: +61 2 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

China East Asia Pacific
Head Office
75 Talavera Road
Macquarie Park NSW 2113
Australia
Telephone: +61 2 8874 6800
Facsimile: +61 2 8874 6998

Yeast/Bakery South & West Asia
Head Office
No 2 Ganapathy Colony
(Off Cenatoph II Lane)
Teynampet
Chennai (Madras) 600 018
India
Telephone: +91 44 2432 0321
Facsimile: +91 44 2432 0311

Yeast Latin America
Burns Philp Hispanoamérica
Head Office
Ave. del Libertador 602 – 23B
1001 Buenos Aires
Argentina
Telephone: 54 11 4814 0790
Facsimile: 54 11 4814 0789
Website: www.burnsphilpla.com

Yeast Latin America
Burns Philp Brazil
Head Office
Rua Cardeal Arcoverde, 1641-12° Andar
CEP 05407-002 Sao Paulo
Brazil
Telephone: +55 11 3038 1802
Facsimile: +55 11 3038 1822
Websites: www.mauri.com.br
www.falecomfleischmann.com.br

Yeast North America
Head Office
240 Larkin Williams Industrial Court
Fenton MO 63026
USA
Telephone: +1 636 349 8800
Facsimile: +1 636 349 8825
Website: www.breadworld.com

Yeast Europe and Extracts Worldwide
Head Office
22 Priory Hall
Stillorgan
Co Dublin
Ireland
Telephone: +353 1 283 6913
Facsimile: +353 1 283 4997
Email: john.lynch@bpyeast.com
Website: www.ohly.de

Tone Brothers, Inc.
Head Office
2301 S.E. Tone's Drive
Ankeny IA 50021 8888
USA
Telephone: +1 515 965 2711
Facsimile: +1 515 965 2801
Website: www.tones.com

Goodman Fielder Pty Limited
Head Office
75 Talavera Road
Macquarie Park NSW 2113
Australia
Telephone: +61 2 8874 6000
Facsimile: +61 2 8874 6099
Website: www.goodmanfielder.com.au

Design and Production: DownerMancini|design